File No. 812-___


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
               SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
                      AND AN ORDER OF EXEMPTION PURSUANT TO
                            SECTION 17(b) OF THE ACT
                        -------------------------

                    MetLife Insurance Company of Connecticut
          MetLife of CT Separate Account Eleven for Variable Annuities
            MetLife of CT Separate Account QPN for Variable Annuities
                MetLife of CT Fund UL for Variable Life Insurance
              MetLife of CT Fund UL III for Variable Life Insurance
                     MetLife of CT Separate Account CPPVUL 1
                       MetLife Investors Insurance Company
                 MetLife Investors Variable Annuity Account One
                   MetLife Investors Variable Life Account One
                    First MetLife Investors Insurance Company
              First MetLife Investors Variable Annuity Account One
                     MetLife Investors USA Insurance Company
                    MetLife Investors USA Separate Account A
                       Metropolitan Life Insurance Company
                     Metropolitan Life Separate Account DCVL
                      Metropolitan Life Separate Account UL
                      Metropolitan Life Separate Account E
                      Metropolitan Life Separate Account F
             Metropolitan Life Variable Annuity Separate Account II
                    Security Equity Separate Account No. 13S
                    Security Equity Separate Account No. 20S
                    Security Equity Separate Account No. 485
                     General American Life Insurance Company
                      General American Separate Account Two
                     General American Separate Account Seven
                    General American Separate Account Eleven
                 General American Separate Account Thirty-Three
                  General American Separate Account Fifty-Eight
                  General American Separate Account Fifty-Nine
                       New England Life Insurance Company
                   New England Variable Life Separate Account
                 New England Variable Life Separate Account Four
                 New England Variable Life Separate Account Five
                           Met Investors Series Trust
                         Metropolitan Series Fund, Inc.

            Please send all communications, notices and order to:

            Paul G. Cellupica                      Robert N. Hickey, Esq.
 Chief Counsel - Securities Regulation and       Sullivan & Worcester LLP
           Corporate Services              And     1666 K Street, N.W.
            MetLife Group                         Washington, D.C. 20006
       1095 Avenue of the Americas
               40th Floor
           New York, NY 10036


                        Application Filed August 26, 2010

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         In the Matter of:                              )
                                                        )
         MetLife Insurance Company of                   )
         Connecticut                                    )
                                                        )
         MetLife of CT Separate Account                 )
         Eleven for Variable Annuities                  )
                                                        )
         MetLife of CT Separate Account QPN             )
         for Variable Annuities                         )
                                                        )
         MetLife of CT Fund UL for                      )
         Variable Life Insurance                        )
                                                        )
         MetLife of CT Fund UL III                      )
         for Variable Life Insurance                    )
                                                        )
         MetLife of CT                                  )
         Separate Account CPPVUL I                      )
                                                        )
         1300 Hall Boulevard                            )
         Bloomfield, Connecticut 06002                  )
                                                        )
         MetLife Investors Insurance Company            )
                                                        )
         MetLife Investors Variable Annuity             )
         Account One                                    )
                                                        )
         MetLife Investors Variable Life                )
         Account One                                    )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         First MetLife Investors Insurance              )
         Company                                        )
                                                        )
         First MetLife Investors Variable               )
         Annuity Account One                            )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         MetLife Investors USA Insurance                )
         Company                                        )
                                                        )
         MetLife Investors USA Separate                 )
         Account A                                      )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California  92614                      )
                                                        )
         Metropolitan Life Insurance Company            )
                                                        )
         Metropolitan Life Separate Account             )
         DCVL                                           )
                                                        )
         Metropolitan Life Separate Account UL          )
                                                        )
         Metropolitan Life Separate Account E           )
                                                        )
         Metropolitan Life Separate Account F           )
                                                        )
         Metropolitan Life Variable Annuity             )
         Separate Account II                            )
                                                        )
         Security Equity Separate Account               )
         No. 13S                                        )
                                                        )
         Security Equity Separate Account               )
         No. 20S                                        )
                                                        )
         Security Equity Separate Account               )
         No. 485                                        )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         General American Life Insurance                )
         Company                                        )
                                                        )
         General American Separate Account              )
         Two                                            )
                                                        )
         General American Separate Account              )
         Seven                                          )
                                                        )
         General American Separate Account              )
         Eleven                                         )
                                                        )
         General American Separate Account              )
         Thirty-Three                                   )
                                                        )
         General American Separate Account              )
         Fifty-Eight                                    )
                                                        )
         General American Separate Account              )
         Fifty-Nine                                     )
                                                        )
         13045 Tesson Ferry Road                        )
         St. Louis, Missouri  63128                     )
                                                        )
         New England Life Insurance                     )
         Company                                        )
                                                        )
         New England Variable Life                      )
         Separate Account                               )
                                                        )
         New England Variable Life                      )
         Separate Account Four                          )
                                                        )
         New England Variable Life                      )
         Separate Account Five                          )
                                                        )
         501 Boylston Street                            )
         Boston, Massachusetts 02116                    )
                                                        )
         Met Investors Series Trust                     )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         Metropolitan Series Fund, Inc.                 )
                                                        )
         501 Boylston Street                            )
         Boston, Massachusetts  02116                   )
                                                        )
         Investment Company Act of 1940                 )
         File No. 812-                                  )
                                                        )
         -----------------------------------------------


     MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife of CT Fund UL III for Variable Life Insurance ("Fund UL III"), MetLife of CT Separate Account CPPVUL I ("Separate Account CPPVUL 1"), MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife Investors Variable Life Account One ("VL Account One"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Separate Account DCVL ("Separate Account DCVL"), Metropolitan Life Separate Account UL ("Separate Account UL"), Metropolitan Life Separate Account E ("Separate Account E"), Metropolitan Life Separate Account F ("Separate Account F"), Metropolitan Life Variable Annuity Separate Account II ("Separate Account II"), Security Equity Separate Account No. 13S ("SE Separate Account 13S"), Security Equity Separate Account No. 20S ("SE Separate Account 20S"), Security Equity Separate Account No. 485 ("SE Separate Account 485"), General American Life Insurance Company ("General American"), General American Separate Account Two ("GA Separate Account Two"), General American Separate Account Seven ("GA Separate Account Seven"), General American Separate Account Eleven ("GA Separate Account Eleven"), General American Separate Account Thirty-Three ("GA Separate Account Thirty-Three"), General American Separate Account Fifty-Eight ("GA Separate
Account  Fifty-Eight"),   General  American  Separate  Account  Fifty-Nine  ("GA
Separate Account Fifty-Nine"), New England Life Insurance Company ("New England") (together with MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA, MetLife and General American, the "Insurance Companies"), New England Variable Life Separate Account ("NE Separate Account"), New England Variable Life Separate Account Four ("NE Separate Account Four"),
New England Variable Life Separate Account Five ("NE Separate Account Five"), (together with Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III, Separate Account CPPVUL 1, VA Account One, VL Account One, First VA Account One, Separate Account A, Separate Account DCVL, Separate Account UL, Separate Account E, Separate Account F, Separate Account II, SE Separate Account 13S, SE Separate Account 20S, SE Separate Account 485, GA Separate Account Two, GA
Separate Account Seven, GA Separate Account Eleven, GA Separate Account Thirty-Three, GA Separate Account Fifty-Eight, GA Separate Account Fifty-Nine, NE Separate Account, and NE Separate Account Four, the "Separate Accounts"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund, Inc. ("Met Series Fund") hereby apply for an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of certain series of MIST and Met Series Fund (together, MIST and Met Series Fund are referred to as the "Investment Companies") for shares of comparable series of unaffiliated registered investment companies, in each case held by certain of the Separate Accounts to fund certain group and individual variable annuity contracts and variable life insurance policies (collectively, the "Contracts") issued by the Insurance Companies.

     The Insurance Companies and the Separate Accounts are referred to herein collectively as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies (the "Section 17 Applicants") also hereby apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the Insurance Companies to carry out certain of the substitutions.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Insurance Companies

1. MetLife of CT

     MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife of CT is a wholly-owned subsidiary of MetLife, Inc. MetLife of CT's principal place of business is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002. MetLife, Inc., headquartered in New York City, is publicly owned and through its subsidiaries and affiliates is a leading provider of insurance and financial products and services to individual and group customers. MetLife of CT is the depositor and sponsor of Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III and Separate Account CPPVUL 1.

2.       MetLife Investors

     MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri. MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. MetLife Investors' executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors is the depositor and sponsor of VA Account One and VL Account One.

3.       First MetLife Investors

     First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. First MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. First MetLife Investors' home offices are at 200 Park Avenue, New York, New York 10166. First MetLife Investors is the depositor and sponsor of First VA Account One.

4.       MetLife Investors USA

     MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife Investors USA is an indirect wholly-owned subsidiary of MetLife, Inc. MetLife Investors USA's executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors USA is the depositor and sponsor of Separate Account A.

5.       MetLife

     MetLife is a stock life insurance company organized in 1868 under the laws of New York. MetLife is a wholly-owned subsidiary of MetLife, Inc. MetLife's home offices are at 200 Park Avenue, New York, New York 10166. MetLife is the depositor and sponsor of Separate Account DCVL, Separate Account UL, Separate Account E, Separate Account F, Separate Account II, SE Separate Account 13S, SE Separate Account 20S and SE Separate Account 485.

6.       General American

     General American is a stock life insurance company organized in 1933 under the laws of Missouri. General American is an indirect wholly-owned subsidiary of MetLife, Inc. General American's executive offices are at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. General American is the depositor and sponsor of GA Separate Account Two, GA Separate Account Seven, GA Separate Account Eleven, GA Separate Account Thirty-Three, GA Separate Account Fifty-Eight and GA Separate Account Fifty-Nine.

7.       New England

     New England is a stock life insurance company organized in 1980 under the laws of Delaware. In 1996, New England was re-domesticated under the laws of Massachusetts. New England is an indirect wholly-owned subsidiary of MetLife, Inc. New England's executive offices are at 501 Boylston Street, Boston, Massachusetts 02116. New England is the depositor and sponsor of NE Separate Account, NE Separate Account Four and NE Separate Account Five.

B. The Accounts

1. Separate Account Eleven was established as a segregated asset account under Connecticut law in 2002. Separate Account Eleven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. (1)

     Separate Account Eleven is currently divided into 142 sub-accounts, 69 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 73 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account Eleven (except, that, in some instances, Separate Account Eleven may own more than 5% of such investment company). Separate Account Eleven is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account Eleven are credited to or charged against the assets of Separate Account Eleven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

2. Separate Account QPN was established as a segregated asset account under Connecticut law in 1995. Separate Account QPN is a "separate account" as defined by Rule 0-1(e) under the Act and is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.(2)

     Separate Account QPN is currently divided into 73 sub-accounts, 49 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 24 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account QPN (except, that, in some instances, Separate Account QPN may own more than 5% of such investment company). Separate Account QPN is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account QPN are credited to or charged against the assets of Separate Account QPN in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

3. Fund UL was established as a segregated asset account under Connecticut law in 1983. Fund UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(3)

     Fund UL is currently divided into 70 sub-accounts, 42 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL (except, that, in some instances, Fund UL may own more than 5% of such investment company). Fund UL is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL are credited to or charged against the assets of Fund UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

4. Fund UL III was established as a segregated asset account under Connecticut law in 1999. Fund UL III is a "separate account" as defined by Rule 0-1(e) under the Act and is registered as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(4)

     Fund UL III is currently divided into 121 sub-accounts, 44 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 77 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL III (except, that, in some instances, Fund UL III may own more than 5% of such investment company). Fund UL III is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL III are credited to or charged against the assets of Fund UL III in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

5. Separate Account CPPVUL 1 was established as a segregated asset account under Connecticut law in 2002. Separate Account CPPVUL 1 serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     Separate Account CPPVUL 1 is currently divided into 129 sub-accounts, 44 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund, and 85 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account CPPVUL 1 (except, that, in some instances, Separate Account CPPVUL 1 may own more than 5% of such investment company). Separate Account CPPVUL 1 is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account CPPVUL 1 are credited to or charged against the assets of Separate Account CPPVUL 1 in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

6. VA Account One was established as a segregated asset account under Missouri law in 1987. VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(5)

     VA Account One is currently divided into 88 sub-accounts, 70 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 18 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VA Account One (except, that, in some instances, VA Account One may own more than 5% of such investment company). VA Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VA Account One are credited to or charged against the assets of VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

7. VL Account One was established as a segregated asset account under Missouri law in 1996. VL Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(6)

     VL Account One is currently divided into 44 sub-accounts, 39 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 5 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VL Account One (except, that, in some instances, VL Account One may own more than 5% of such investment company). VL Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VL Account One are credited to or charged against the assets of VL Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

8. First VA Account One was established as a segregated asset account under New York law in 1992. First VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(7)

     First VA Account One is currently divided into 133 sub-accounts, 78 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 55 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with First VA Account One (except, that, in some instances, First VA Account One may own more than 5% of such investment company). First VA Account One is administered and accounted for as part of the general business of First MetLife Investors, and the income, gains or losses of First VA Account One are credited to or charged against the assets of First VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of First MetLife Investors.

9. Separate Account A was established as a segregated asset account under Delaware law in 1980. Separate Account A is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(8)

     Separate Account A is currently divided into 149 sub-accounts, 77 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 72 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account A (except, that, in some instances, Separate Account A may own more that 5% of such investment company). Separate Account A is administered and accounted for as part of the general business of MetLife Investors USA, and the income, gains or losses of Separate Account A are credited to or charged against the assets of Separate Account A in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors USA.

10. Separate Account DCVL was established as a segregated asset account under New York law in 2003. Separate Account DCVL serves as a separate funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     Separate Account DCVL is currently divided into 117 sub-accounts, 50 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 67 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account DCVL (except, that, in some instances, Separate Account DCVL may own more than 5% of such investment company). Separate Account DCVL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account DCVL are credited to or charged against the assets of Separate Account DCVL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

11. Separate Account UL was established as a segregated asset account under New York law in 1990. Separate Account UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(9)

     Separate Account UL is currently divided into 118 sub-accounts, 62 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 56 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account UL (except, that, in some instances, Separate Account UL may own more than 5% of such investment company). Separate Account UL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account UL are credited to or charged against the assets of Separate Account UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

12. Separate Account E was established as a segregated asset account under New York law in 1983. Separate Account E is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the contracts have been registered under the Securities Act of 1933.(10)

     Separate Account E is currently divided into 80 sub-accounts, 69 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 11 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account E (except, that, in some instances, Separate Account E may own more than 5% of such investment company). Separate Account E is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account E are credited to or charged against the assets of Separate Account E in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

13. Separate Account F was established as a segregated asset account under New York law in 1983. Separate Account F serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     Separate Account F is currently divided into 66 sub-accounts, 57 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 9 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account F (except, that, in some instances, Separate Account F may own more than 5% of such investment company). Separate Account F is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account F are credited to or charged against the assets of Separate Account F in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

14. Separate Account II was established as a segregated asset account under Arizona law in 1994. On October 20, 2006, and in conjunction with the merger of First Citicorp Life Insurance Company and MetLife, Separate Account II became a separate account of MetLife maintained under New York law. Separate Account II is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(11)

     Separate Account II is currently divided into 44 sub-accounts, 22 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 22 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account II (except, that, in some instances, Separate Account II may own more than 5% of such investment company). Separate Account II is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account II are credited to or charged against the assets of Separate Account II in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

15. SE Separate Account 13S was established as a segregated asset account under New York law in 1995. SE Separate Account 13S is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(12)

     SE Separate Account 13S is currently divided into 46 sub-accounts, 18 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account 13S (except, that, in some instances, SE Separate Account 13S may own more than 5% of such investment company). SE Separate Account 13S is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account 13S are credited to or charged against the assets of SE Separate Account 13S in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

16. SE Separate Account 20S was established as a segregated asset account under New York law in 1996. SE Separate Account 20S serves as a separate account funding vehicle for certain Contracts that are exempt from registration under
  Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     SE Separate Account 20S consists of 1 sub-account, which reflects the investment performance of a registered investment company managed by an adviser that is not affiliated with SE Separate Account 20S (except, that, SE Separate Account 20S may own more than 5% of such investment company). SE Separate Account 20S is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account 20S are credited to or charged against the assets of SE Separate Account 20S in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

17. SE Separate Account 485 was established as a segregated asset account under New York law in 2008. SE Separate Account 485 serves as a separate account funding vehicle for certain Contracts that are exempt from registration under
Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     SE Separate Account 485 is currently divided into 28 sub-accounts, 10 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 18 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with SE Separate Account 485 (except, that, in some instances, SE Separate Account 485 may own more than 5% of such investment company). SE Separate Account 485 is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account 485 are credited to or charged against the assets of SE Separate Account 485 in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

18. GA Separate Account Two was established as a segregated asset account under Missouri law in 1970. GA Separate Account Two is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(13)

     GA Separate Account Two is currently divided into 8 sub-accounts, 7 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 1 of which reflects the performance of a registered investment company managed by an adviser that is not affiliated with GA Separate Account Two (except, that, GA Separate Account Two may own more than 5% of such investment company). GA Separate Account Two is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Two are credited to or charged against the assets of GA Separate Account Two in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

19. GA Separate Account Seven was established as a segregated asset account under Missouri law in 1998. GA Separate Account Seven serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     GA Separate Account Seven is currently divided into 51 sub-accounts, 30 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 21 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Seven (except, that, in some instances, GA Separate Account Seven may own more than 5% of such investment company). GA Separate Account Seven is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Seven are credited to or charged against the assets of GA Separate Account Seven in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

20. GA Separate Account Eleven was established as a segregated asset account under Missouri law in 1985. GA Separate Account Eleven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(14)

     GA Separate Account Eleven is currently divided into 53 sub-accounts, 40 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 13 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Eleven (except, that, in some instances, GA Separate Account Eleven may own more than 5% of such investment company). GA Separate Account Eleven is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Eleven are credited to or charged against the assets of GA Separate Account Eleven in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

21. GA Separate Account Thirty-Three was established as a segregated asset account under Missouri law in 1998. GA Separate Account Thirty-Three serves as a separate funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     GA Separate Account Thirty-Three is currently divided into 44 sub-accounts, 27 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 17 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Thirty-Three (except, that, in some instances, GA Separate Account Thirty-Three may own more than 5% of such investment company). GA Separate Account Thirty-Three is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Thirty-Three are credited to or charged against the assets of GA Separate Account Thirty-Three in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

22. GA Separate Account Fifty-Eight was established as a segregated asset account under Missouri law in 2001. GA Separate Account Fifty-Eight serves as a separate account funding vehicle for certain Contracts that are exempt from regulation under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     GA Separate Account Fifty-Eight is currently divided into 34 sub-accounts, 29 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 5 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Fifty-Eight (except, that, in some instances, GA Separate Account Fifty-Eight may own more than 5% of such investment company). GA Separate Account Fifty-Eight is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Fifty-Eight are credited to or charged against the assets of GA Separate Account Fifty-Eight in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

23. GA Separate Account Fifty-Nine was established as a segregated asset account under Missouri law in 2001. GA Separate Account Fifty-Nine serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     GA Separate Account Fifty-Nine is currently divided into 34 sub-accounts, 29 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 5 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Fifty-Nine (except, that, in some instances, GA Separate Account Fifty-Nine may own more than 5% of such investment company). GA Separate Account Fifty-Nine is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Fifty-Nine are credited to or charged against the assets of GA Separate Account Fifty-Nine in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

24. NE Separate Account was established as a segregated asset account under Massachusetts law in 1987. NE Separate Account is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(15)

     NE Separate Account is currently divided into 56 sub-accounts, 51 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 5 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with NE Separate Account (except, that, in some instances, NE Separate Account may own more than 5% of such investment company). NE Separate Account is administered and accounted for as part of the general business of New England, and the income, gains or losses of NE Separate Account are credited to or charged against the assets of NE Separate Account in accordance with the terms of the Contracts, without regard to income, gains or losses of New England.

25. NE Separate Account Four was established as a segregated account under Massachusetts law in 1999. NE Separate Account Four serves as a separate account funding vehicle for certain Contracts that are exempt from registration under
Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     NE Separate Account Four is currently divided into 58 sub-accounts, 51 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 7 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with NE Separate Account Four (except, that, in some instances, NE Separate Account Four may own more than 5% of such investment company). NE Separate Account Four is administered and accounted for as part of the general business of New England, and the income, gains or losses of NE Separate Account Four are credited to or charged against the assets of NE Separate Account Four in accordance with the terms of the Contracts, without regard to income, gains or losses of New England.

26. NE Separate Account Five was established as a segregated account under Massachusetts law in 1999. NE Separate Account Five serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     NE Separate Account Five is currently divided into 58 sub-accounts, 51 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 7 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with NE Separate Account Five (except, that, in some instances, NE Separate Account Five may own more than 5% of such investment company). NE Separate Account Five is administered and accounted for as part of the general business of New England, and the income, gains or losses of NE Separate Account Five are credited to or charged against the assets of NE Separate Account Five in accordance with the terms of the Contracts, without regard to income, gains or losses of New England.

     Although Separate Account QPN, Separate Account CPPVUL 1, Separate Account DCVL, Separate Account F, SE Separate Account 20S, SE Separate Account 485, GA Separate Account Seven, GA Separate Account Thirty-Three, GA Separate Account Fifty-Eight, GA Separate Account Fifty-Nine, NE Separate Account Four and NE Separate Account Five are exempt from registration under the Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

C.  The Investment Companies

     Shares of MIST and Met Series Fund are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by the Insurance Companies or their affiliates. MIST is a Delaware statutory trust organized on July 27, 2000. Met Series Fund is a Maryland corporation organized on November 23, 1982. MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933.(16) MIST currently offers 49 series. The substitutions will involve 7 series of MIST. Met Series Fund currently offers 35 series. The substitutions will involve 4 series of Met Series Fund.

     MetLife Advisers, LLC serves as investment adviser to MIST and Met Series Fund. The investment adviser is an affiliate of MetLife. MetLife Investors Distribution Company, an affiliate of MetLife, is the distributor of certain of the Contracts and serves as the principal underwriter of MIST and Met Series Fund.


 II.   STATEMENT OF ADDITIONAL FACTS

     A.   The Proposed Substitutions

     Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to make certain substitutions of shares of 13 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met Series Fund. The specific classes of shares involved in the substitutions are described in the fee tables below. The proposed substitutions are as follows:

1) Shares of MIST's Third Avenue Small Cap Value Portfolio for shares of Delaware VIP Small Cap Value Series -Separate Account UL, Separate Account Eleven, Separate Account DCVL

2) Shares of MIST's Lord Abbett Growth and Income Portfolio for shares of Fidelity VIP Equity-Income Portfolio - Separate Account II, Separate Account UL, Separate Account E, Separate Account DCVL, Separate Account F, VA Account One, First VA Account One, NE Separate Account, NE Separate Account Four, NE Separate Account Five, GA Separate Account Two, GA Separate Account Seven, GA Separate Account Eleven, GA Separate Account Thirty-Three, GA Separate Account Fifty-Eight, GA Separate Account Fifty-Nine, SE Separate Account 13S, SE Separate Account 20S, Fund UL, Separate Account Eleven

3) Shares of Met Series Fund's T. Rowe Price Large Cap Growth Portfolio for shares of Fidelity VIP Growth Portfolio - Separate Account E, Separate Account F

4) Shares of MIST's RCM Technology Portfolio for shares of Janus Aspen Global Technology Portfolio - Fund UL, Separate Account Eleven, Separate Account QPN

5) Shares of Met Series Fund's Davis Venture Value Portfolio for shares of Legg Mason ClearBridge Variable Capital Portfolio - Fund UL, Separate Account Eleven, First VA Account One, Separate Account A

6) Shares of MIST's MFS Research International Portfolio for shares of Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
     - Separate Account II, Fund UL, Separate Account Eleven, Fund UL III, Separate Account CPPVUL 1, Separate Account DCVL

7) Shares of Met Series Fund's Western Asset Management Strategic Bond Opportunities Portfolio for shares of:

     (a)  Legg  Mason  Western  Asset  Variable  Diversified   Strategic  Income
          Portfolio - Separate Account Eleven, Separate Account QPN

     (b) Legg Mason Western Asset Variable Strategic Bond Portfolio - Separate Account Eleven

8) Shares of MIST's PIMCO Total Return Portfolio for shares of Pioneer Bond VCT Portfolio - Separate Account Eleven, First VA Account One, Separate Account A

9) Shares of MIST's Pioneer Fund Portfolio for shares of Pioneer Fund VCT Portfolio - Separate Account Eleven, First VA Account One, Separate Account A

10)  Shares of MIST's Met/Templeton Growth Portfolio for shares of:

     (a) Templeton Growth Securities Fund - VA Account One, First VA Account One, VL Account One, Separate Account A, Separate Account Eleven

     (b)  Templeton Growth Fund, Inc. - Separate Account QPN

11) Shares of Met Series Fund's Van Eck Global Natural Resources Portfolio for shares of Van Eck VIP Global Hard Assets Fund - GA Separate Account Seven, GA Separate Account Eleven, GA Separate Account Thirty-Three


B.   Description of the Funds

         Set forth below is a description of the investment objectives, the principal investment policies and principal risk factors of each Existing Fund and its corresponding Replacement Fund. A description of each risk factor is found in footnotes to each principal risk factor.

ADD CHART HERE




------------------------------------------------------------ ------------------------------------------------------------
                       EXISTING FUND                                              REPLACEMENT FUND
------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------

Delaware VIP Small Cap Value Series(17) - seeks capital      Third Avenue Small Cap Value Portfolio - seeks long-term
appreciation.                                                capital appreciation.

The Series invests at least 80% of its assets in             The Portfolio invests at least 80% of its assets in equity
investments of small companies whose stock prices            securities of well-financed small companies (meaning
appear low relative to their underlying value or future      companies with high quality assets and a relative absence
potential.                                                   of liabilities) at a discount to what the subadviser
                                                             believes is the intrinsic value.

The Series may invest in American Depositary Receipts,       The Portfolio considers a small company to be one whose
repurchase agreements and options.  The Series may also      market capitalization is within the range of
purchase securities on a when-issued or delayed-delivery     capitalizations within the most recent 12-month period of
basis.                                                       companies in the Russell 2000 Index, the S&P Small Cap 600
                                                             Index or the Dow Jones Wilshire U.S. Small-Cap Index at
The Series considers small-capitalization companies to be    the time of investment (based on month-end data).
companies with a market capitalization generally less than
3.5 times the dollar-weighted, median market capitalization  The Portfolio may invest up to 35% of its assets in
of the Russell 2000 Index at the time of purchase. As of     foreign securities, including emerging markets.
March 31, 2010, the Russell 2000 Index had a dollar-
weighted, median market capitalization of $1.02 billion.

Principal Risks:
o  Market Risk(18)
o  Market Capitalization Risk(19)                             Principal Risks:
o  Credit and Counterparty Risk(20)                           o  Market Risk
o  Foreign Investment Risk(21)                                o  Foreign Investment Risk
o  Forward Commitment, When-Issued and Delayed                o  Market Capitalization Risk
   Delivery Securities Risk(22)                               o  Investment Style Risk(25)
o  Interest Rate Risk(23)
o  Liquidity Risk(24)

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio(17)- seeks reasonable    Lord Abbett Growth and Income Portfolio - seeks long-term
income. The Portfolio will also consider the potential        growth of capital and income without excessive fluctuation
for capital appreciation.                                     in market value.

The Portfolio normally invests at least 80% of its assets     The Portfolio normally invests at least 80% of its net
in equity securities. The Portfolio invests primarily in      assets in equity securities of large companies. The
income-producing equity securities, which tends to lead to    Portfolio primarily invests in large, established U.S. and
investments in large cap "value" stocks.                      multinational companies that the portfolio manager believes are undervalued, including equity securities such
The Portfolio may invest in other types of equity and debt    as common and preferred stocks, convertible securities and
securities, including lower-quality debt securities.          equity interests in trusts, partnerships and limited
                                                              liability companies.  The Portfolio may also invest in
The Portfolio may invest in domestic and foreign issuers.     warrants, rights and convertible debt securities.

Principal Risks:                                              The Portfolio considers large company securities to be
o  Market Risk                                                securities of companies falling within the market
o  Interest Rate Risk                                         capitalization range of the Russell 1000 Index, which as
o  Foreign Investment Risk                                    of May 31, 2010 was between $1.25 billion and $283
o  Investment Style Risk                                      billion.
o  Credit and Counterparty Risk
o  High Yield Debt Security Risk(26)                          The Portfolio may also invest in multinational and foreign company securities that are traded primarily on a U.S.
                                                              exchange, including American Depositary Receipts.

                                                              Principal Risks:
                                                              o  Market Risk
                                                              o  Market Capitalization Risk
                                                              o  Investment Style Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Fidelity VIP Growth Portfolio(17) - seeks to achieve         T. Rowe Price Large Cap Growth Portfolio - seeks long-term
capital appreciation.                                        growth of capital and, secondarily, dividend income.

The Portfolio invests primarily in common stocks. The        The Portfolio normally invests at least 80% of its net
Portfolio invests in companies that the adviser believes     assets in equity securities of a diversified group of
have above-average growth potential.                         large cap growth companies.

The Portfolio may invest in domestic and foreign issuers.    Equity securities include common stocks, preferred stocks, and securities convertible into common or preferred
Principal Risks:                                             stocks.  The adviser defines large capitalization
o  Market Risk                                               companies as those within the range of the Russell 1000
o  Foreign Investment Risk                                   Index.  As of  May 31, 2009, this included companies with
o  Investment Style Risk                                     capitalizations between $1.25 billion and $283 billion.

                                                             While most of the  Portfolio's assets will be invested in
                                                             U.S. common stocks, other securities may be purchased,
                                                             such as foreign stocks (including emerging markets),
                                                             futures and options. The Portfolio's investments in
                                                             foreign securities   will be limited to 30% of its total
                                                             assets.

                                                             The Portfolio may also invest in investment companies and
                                                             exchange traded funds.

                                                             Principal Risks:
                                                             o  Market Risk
                                                             o  Market Capitalization Risk
                                                             o  Investment Style Risk
                                                             o  Foreign Investment Risk
                                                             o  Derivatives Risk(27)
                                                             o  Investment Company and Exchange Traded Fund Risk(28)
                                                             o  Convertible Securities Risk(29)

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Janus Aspen Global Technology Portfolio(17) - seeks          RCM Technology Portfolio - seeks capital appreciation; no
long-term growth of capital.                                 consideration is given to income.

The Portfolio invests, under normal circumstances, at        The Portfolio invests, under normal circumstances, at
least 80% of its net assets in securities of companies       least 80% of its assets in common stocks of companies
that the adviser believes will benefit significantly from    which utilize new, creative or different, or "innovative"
advances or improvements in technology. These companies      technologies.
fall into two categories: (1) companies that the portfolio
manager believes have or will develop products, processes    The Portfolio identifies its investment universe of
or services that will provide significant technological      technology-related companies primarily by reference to
advancements or improvements or (2) companies that the       classifications made by independent firms, such as
portfolio manager believes rely extensively on technology    Standard & Poors (for example, companies classified as
in connection with their operations or services.             "Information Technology" companies) and by identifying
                                                             companies that derive a substantial portion of their
The Portfolio invests primarily in equity securities of      revenues from the manufacture, sale, use and/or service of
U.S. and foreign companies selected for their growth         technological products or services. Although the
potential. The Portfolio normally invests in issuers from    Portfolio emphasizes companies which utilize technologies,
several different countries, which may include the U.S.,     it is not required to invest exclusively in companies in a
but the Portfolio may, under unusual circumstances, invest   particular business sector or industry.
in a single country.
                                                             The Portfolio may invest a portion of its assets in the
The Portfolio may have significant exposure to emerging      securities of small capitalization companies and may
markets.                                                     invest in initial public offerings ("IPOs").  The
                                                             Portfolio may invest up to 50% of its assets in foreign
The Portfolio may also invest in U.S. and foreign debt       securities, including American Depositary Receipts and
securities.                                                  emerging market countries.

The Portfolio may invest its assets in derivatives for       Principal Risks
different purposes, including hedging (to offset risks       o  Market Risk
associated with an investment, currency exposure, or         o  Foreign Investment Risk
market conditions) and to earn income and enhance            o  Market Capitalization Risk
returns.                                                     o Investment Style Risk
                                                             o Technology Sector Risk(32)
Principal Risks                                              o  Concentration Risk
o  Market Risk                                               o  IPO Risk(33)
o  Foreign Investment Risk
o  Emerging Markets Risk(30)
o  Investment Style Risk
o  Concentration Risk(31)
o  Derivatives Risk
o  Interest Rate Risk
o  Credit and Counterparty Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Legg Mason ClearBridge Variable Capital Portfolio(17) -      Davis Venture Value Portfolio - seeks growth of capital.
seeks capital appreciation through investment in
securities which the portfolio manager believes have         The Portfolio invests, under normal circumstances, the
above-average capital appreciation potential.                majority of its assets in equity securities of companies
                                                             with market capitalizations of at least $10 billion.
The Portfolio invests primarily in equity securities of
U.S. companies. The Portfolio may invest in small, medium    The Portfolio typically invests a significant portion of
or large capitalization companies. The Portfolio may         its assets in the financial services sector. The
invest up to 35% of its net assets in the securities of      Portfolio may also invest in foreign securities, including
foreign issuers directly or in the form of depositary        American Depositary Receipts ("ADRs"), in companies of any
receipts representing an interest in those securities.       size and in companies whose shares may be subject to
                                                             controversy.
The Portfolio may invest up to 20% of its assets in
non-convertible debt securities rated below investment       The subadviser conducts extensive research to identify
grade by a recognized rating agency or unrated securities    well-managed companies, with durable business models, that
determined by the subadviser to be of equivalent quality.    can be purchased at attractive valuations relative to
These securities are commonly referred to as "junk bonds."   their intrinsic value.

The Portfolio may engage in a variety of transactions        Principal Risks
using derivatives, such as futures and options on            o  Market Risk
securities, securities indexes or currencies, options on     o  Market Capitalization Risk
these futures, and forward foreign currency contracts.       o  Investment Style Risk
                                                             o  Financial Services Risk(34)
The Portfolio may borrow up to 15% of its total assets.      o  Foreign Investment Risk
The Portfolio will borrow only from banks.                   o  Concentration Risk

The portfolio managers seek to identify those companies which offer the greatest potential for capital appreciation through careful fundamental analysis of each company and its financial characteristics.

Principal Risks
o  Market Risk
o  Market Capitalization Risk
o  Credit and Counterparty Risk
o  Interest Rate Risk
o  Derivatives Risk
o  Liquidity Risk
o  Foreign Investment Risk
o  Investment Style Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Legg Mason Global Currents Variable International All Cap    MFS Research International Portfolio - seeks capital
Opportunity Portfolio(17) - seeks total return on its        appreciation.
assets from growth of capital and income.
                                                             The Portfolio invests, under normal circumstances,
Normally, the Portfolio invests 80% of its net assets in a   primarily in foreign equity securities, including emerging
diversified portfolio of equity securities of foreign        market equity securities.
companies and invests substantially all of its assets
outside of the United States. The Portfolio may invest in    The Portfolio may invest a relatively large percentage of
equity securities of foreign companies either directly or    its assets in a single country, a small number of
through depositary receipts representing an interest in      countries, or a particular geographic region.
those securities.
                                                             The Portfolio may invest its assets in the stocks of
Under normal circumstances, the Portfolio may invest up to   companies the subadviser believes to have above average
20% of the value of its net assets in debt securities of     earnings growth potential compared to other companies
U.S. and foreign corporate and governmental issuers,         (growth companies), in the stocks of companies it believes
including up to 10% of the value of its net assets in debt   are undervalued compared to their perceived worth (value
securities rated below investment grade. The Portfolio may   companies), or in a combination of growth and value
invest in all types of debt securities of any maturity or    companies. The Portfolio may invest in companies of any
credit quality.                                              size.

While the portfolio managers select investments primarily    Principal Risks:
for their capital appreciation potential, some investments   o  Market Risk
have an income component as well.                            o  Market Capitalization Risk
                                                             o  Foreign Investment Risk
The Portfolio may invest in equity securities of small,      o  Investment Style Risk
medium and large capitalization issuers.                     o  Concentration Risk

Principal Risks:
o  Market Risk
o  Market Capitalization Risk
o  Credit and Counterparty Risk
o  Interest Rate Risk
o  Foreign Investment Risk
o  Liquidity Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Legg Mason Western Asset Variable Diversified Strategic      Western Asset Management Strategic Bond Opportunities
Income Portfolio(17) - seeks high current income.            Portfolio - seeks to maximize total return consistent with preservation of capital.
The Portfolio normally invests in fixed income securities,
including related securities and instruments.  The           The Portfolio invests, under normal circumstances, at
Portfolio may invest in all types of fixed income            least 80% of its assets in three classes of bonds and
securities, which may be allocated among all segments of     other fixed-income securities:  (1) U.S. investment grade
the global market for fixed income securities, with no       securities, including U.S. government securities (e.g.,
specified minimum or maximum investment in any one           obligations of the U.S. government or its agencies or
segment, including U.S. and foreign debt (including          instrumentalities), and foreign investment grade corporate
emerging market debt); and U.S. government obligations.      debt; (2) U.S. and foreign high yield debt (a "junk bond")
                                                             and (3) foreign government securities.
The Portfolio may invest up to 50% of its assets in below
investment grade securities, commonly referred to as "junk   Although the subadviser does not anticipate investing more
bonds," (or, if unrated, securities determined by a          than 75% of the Portfolio's assets in domestic and
subadviser to be of comparable quality) and up to 20% of     emerging market securities that are rated below investment grade,
its assets in below investment grade securities (or, if      the Portfolio may invest a greater percentage in such securities
unrated, securities determined by the subadviser to be of    when, in the opinion of the subadviser, the yield available
comparable quality) issued by issuers located in emerging    from such securities outweighs the additional risks.
market countries.

The Portfolio may invest without limit in foreign            The Portfolio may invest up to 100% of its assets in
securities denominated either in U.S. dollars or foreign     foreign securities, including emerging markets.
currencies.
                                                             The Portfolio may also invest in derivatives, mortgage
The Portfolio's investments may be of any maturity.  The     dollar rolls, forward commitments, when-issued securities
effective duration of the portfolio is normally expected     and delayed delivery securities.
to be between three and seven years.
                                                             Principal Risks:
The Portfolio may use derivatives, including credit          o  Market Risk
default swaps and futures contracts and synthetic            o  Interest Rate Risk
instruments that are intended to provide economic exposure   o  Credit and Counterparty Risk
to the securities or to the issuer.  The Portfolio may use   o  Foreign Investment Risk
one or more types of these instruments without limit.        o  Emerging Market Risk
                                                             o  High Yield Debt Security Risk
The portfolio manager for the Portfolio also manages the     o  Mortgage-Backed and Asset-Backed Securities Risk
Western Asset Management Strategic Bond                      o  Mortgage Dollar Roll Transaction Risk(37)
Opportunities Portfolio.                                     o  Derivatives Risk
                                                             o  Forward Commitment, When-Issued and Delayed
Principal Risks:                                                Delivery Securities Risk
o  Market Risk
o  Interest Rate Risk
o  Credit and Counterparty Risk
o  Derivatives Risk
o  Leveraging Risk(35)
o  Liquidity Risk
o  High Yield Debt Security Risk
o  Foreign Investment Risk
o  Emerging Markets Risk
o  Currency Risk
o  Mortgage-Backed and Asset-Backed Securities
     Risk(36)
o  Concentration Risk


------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Legg Mason Western Asset Variable Strategic Bond             Western Asset Management Strategic Bond Opportunities
Portfolio(17) - seeks to maximize current income             Portfolio - seeks to maximize total return consistent
consistent with preservation of capital.                     with preservation of capital.

Under normal circumstances, the Portfolio invests at least   The Portfolio invests, under normal circumstances, at
80% of its assets in fixed income securities and related     least 80% of its assets in three classes of bonds and
instruments.  The Portfolio's assets may be allocated        other fixed-income securities:  (1) U.S. investment grade
among the following segments of the international market     securities, including U.S. Government Securities (e.g.,
for fixed income securities:  U.S. and foreign corporate     obligations of the U.S. Government or its agencies or
debt, including emerging market corporate debt;              instrumentalities), and foreign investment grade corporate
mortgage- and asset-backed securities; sovereign debt,        debt; (2) U.S. and foreign high yield debt (a "junk bond")
including emerging market sovereign debt; and U.S.           and (3) foreign government securities.
government obligations.
                                                             The Portfolio may invest without limit in high yield
The Portfolio may invest without limit in foreign            debt.
securities denominated either in U.S. dollars or foreign
currencies, including securities of emerging markets.        Although the subadviser does not anticipate investing more than 75% of the Portfolio's assets in domestic and
The Portfolio invests in a range of credit qualities and     emerging market securities that are rated below investment
may invest a substantial portion of its assets in            grade, the Portfolio may invest a greater percentage in
obligations rated below investment grade, or "junk bonds."   such securities when, in the opinion of the subadviser,
                                                             the yield available from such securities outweighs the
The Portfolio may invest without limit in derivatives,       additional risks.
including credit default swaps and futures contracts, and
synthetic instruments intended to provide economic           The Portfolio may invest up to 100% of its assets in
exposure to the securities of the issuer.                    foreign securities, including emerging markets.

The portfolio manager for the Portfolio also manages the     The Portfolio may also invest in derivatives, mortgage
Western Asset Management Strategic Bond Opportunities        dollar rolls, forward commitments, when-issued securities
Portfolio.                                                   and delayed delivery securities.

                                                             Principal Risks:
Principal Risks:                                             o  Market Risk
o  Market Risk                                               o  Interest Rate Risk
o  Interest Rate Risk                                        o  Credit and Counterparty Risk
o  Credit and Counterparty Risk                              o  Foreign Investment Risk
o  Derivatives Risk                                          o  Emerging Market Risk
o  Leveraging Risk                                           o  High Yield Debt Security Risk
o  Liquidity Risk                                            o  Mortgage-Backed and Asset-Backed Securities Risk
o  High Yield Debt Security Risk                             o  Mortgage Dollar Roll Transaction Risk
o  Foreign Investment Risk                                   o  Derivatives Risk
o  Emerging Markets Risk                                     o  Forward Commitment, When-Issued and Delayed
o  Mortgage-Backed and Asset-Backed Security Risk               Delivery Securities Risk


------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------


Pioneer Bond VCT Portfolio(17) - seeks to provide current    PIMCO Total Return Portfolio - seeks maximum total return,
income from an investment grade portfolio with due regard    consistent with the preservation of capital and prudent
to preservation of capital and prudent investment risk.      investment management.
The Portfolio also seeks a relatively stable level of
dividends; however, the level of dividends will be           The Portfolio invests, under normal circumstances, at
maintained only if consistent with preserving the            least 65% of its net assets in a diversified portfolio of
investment grade quality of the Portfolio.                   fixed income instruments of varying maturities, which may
                                                             be represented by forwards or derivatives such as options,
Normally the Portfolio invests 80% of its assets in          futures contracts or swap agreements.  The average
mortgage-related securities, including "sub-prime"           portfolio duration is normally within two years of the
mortgages and asset-backed securities.  The Portfolio may    duration of the Barclays Capital U.S. Aggregate Bond Index.
invest a substantial portion of its assets in subordinated
debt securities, below investment grade debt securities      Principal investments include fixed income securities
("junk bonds"), securities that are in default, securities   issued by the U.S. government, its subdivisions, agencies
of non-U.S. issuers and event-linked bonds.                  or government-sponsored enterprises, or derivatives on
                                                             them or related indices; mortgage related securities,
The Portfolio may use other techniques, including            including stripped mortgage-related securities; corporate
investments in derivatives.  The Portfolio may use           bonds and notes and asset-backed securities; commercial
derivatives for a variety of purposes, including:  as a      paper and other money market instruments; and fixed income
hedge against adverse changes in the market price of         securities by foreign governments or their subdivisions,
securities, interest rates or currency exchange rates; as    agencies and other government-sponsored enterprises and
a substitute for purchasing or selling securities; and to    securities that are denominated in U.S. dollars or foreign
increase the Portfolio's return as a non-hedging strategy    currencies, some of which may be issued by governments in
that may be considered speculative.                          emerging market countries.

Principal Risks:                                             The Portfolio invests primarily in investment grade debt
o  Market Risk                                               securities, but may invest up to 10% of its total assets
o  Interest Rate Risk                                        in high yield securities rated B or higher by Moody's
o  Credit and Counterparty Risk                              Investors Services, Inc. or the equivalent by Standard &
o  Foreign Investment Risk                                   Poor's Rating Services or Fitch, Inc., or if unrated,
o  Concentration Risk                                        determined to be of comparable quality.
o  Derivatives Risk
o  High Yield Debt Security Risk                             The Portfolio may invest all of its assets in derivative
o  Credit Default Swap Risk(38)                              instruments, such as options, futures contracts or swap
o  Leveraging Risk                                           agreements, or in mortgage- or asset-backed securities.
                                                             The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales to a  significant extent. The Portfolio may,
                                                             without  limitation,  seek to obtain market exposure
                                                             to the securities in which it primarily  invests by entering into a series  of  purchase  and  sale  contracts  or by  using  other investment  techniques  (such as buy backs or dollar rolls).  The
                                                             "total return" sought by the Portfolio  consists of income earned on the Portfolio's  investments,  plus capital  appreciation,  if any, which  generally  arises from decreases in interest rates or
                                                             improving  credit   fundamentals  for  a  particular   sector  or
                                                             security.

                                                             The  Portfolio  may invest up to 30% of its assets in  securities denominated by foreign currencies. The Portfolio may invest up to
                                                             15% of its  total  assets  in  emerging  market  securities,  but foreign currency exposure will be limited to 20%.

                                                             Principal Risks:
                                                             o  Market Risk
                                                             o  Foreign Investment Risk
                                                             o  Credit and Counterparty Risk
                                                             o  Interest Rate Risk
                                                             o  Mortgage-Backed and Asset-Backed Securities Risk
                                                             o  Short Sale Risk(39)
                                                             o  Forward Commitment, When-Issued and Delayed
                                                                  Delivery Securities Risk
                                                             o  Credit Default Swap Risk
                                                             o  Mortgage Dollar Roll Transactions Risk
                                                             o  Derivatives Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------

Pioneer Fund VCT Portfolio(17) - seeks reasonable income     Pioneer Fund Portfolio - seeks reasonable income and
and capital growth.                                          capital growth.

The Portfolio primarily invests in securities of U.S.        The Portfolio normally invests substantially in equity
issuers.  The Portfolio may invest up to 20% of its total    securities, primarily of U.S. issuers.  Equity securities
assets in equity and debt securities of non-U.S. issuers.    include common stocks, convertible debt, depositary
The Portfolio will not invest more than 5% of its total      receipts, warrants rights, preferred stocks; equity
assets in the securities of emerging markets issuers.        interests in REITs and exchanged-traded funds ("ETFs")
                                                             that invest primarily in equity securities.
The Portfolio may invest up to 20% of its net assets in
Real Estate Investment Trusts ("REITs").                     The Portfolio may invest up to 20% of its net assets in
                                                             REITs.
The Portfolio may also invest in investment grade or below
investment grade debt securities ("junk bonds") and          The Portfolio may invest up to 20% of its total assets in
derivatives.                                                 non-U.S. issuers.

The Portfolio's investment adviser uses a value approach     The Portfolio's subadviser uses a value approach to select
to select the portfolio's investments to buy and sell. The   the portfolio's investments to buy and sell. The subadviser
adviser seeks securities selling at reasonable prices or     seeks securities selling at reasonable prices or substantial
substantial discounts to their underlying values and         discounts to their underlying values and then holds these
then holds these securities until the market values          securities until the market values reflect their intrinsic
reflect their intrinsic values.                              values.

The portfolio manager for the Portfolio also manages the     Principal Risks:
Pioneer Fund Portfolio.                                      o  Market Risk
                                                             o  Market Capitalization Risk
Principal Risks:                                             o  Credit and Counterparty Risk
o  Market Risk                                               o  Foreign Investment Risk
o  Credit and Counterparty Risk                              o  Interest Rate Risk
o  Interest Rate Risk                                        o  Investment Style Risk
o  Investment Style Risk                                     o  Real Estate Investment Risk
o  Foreign Investment Risk
o  Real Estate Investment Risk(40)
o  Derivatives Risk
o  Leveraging Risk


------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Templeton Growth Securities Fund(17) - seeks long-term       Met/Templeton Growth Portfolio - seeks long-term capital
capital growth.                                              growth.

The Fund normally invests in the equity securities of        The Portfolio, under normal circumstances, primarily
companies located anywhere in the world, including           invests in the equity securities of companies of various
emerging markets. The Fund invests primarily in common       market capitalizations located anywhere in the world,
stocks. The Fund also invests in depositary receipts.        including emerging markets.

Depending upon market conditions, the Fund may invest        Up to 100% of the  Portfolio's assets may be invested in
up to 25% of its total assets in debt securities of          foreign countries, including, without limit, in emerging
companies and governments located anywhere in the            markets.
world. The Fund may have significant positions in
particular countries or sectors.
                                                             Examples of the securities in which the Portfolio may
The portfolio manager for the Fund also manages the          invest include common stocks, preferred stocks and
Met/Templeton Growth Portfolio.                              convertible securities.  The Portfolio also invests in
                                                             depositary receipts.
Principal Risks:
o  Market Risk                                               Depending upon market conditions, the Portfolio may invest
o  Investment Style risk                                     up to 25% of its total assets in debt securities of
o  Foreign Investment Risk                                   companies and governments located anywhere in the
o  Emerging Markets Risk                                     world.
o  Concentration Risk
o  Interest Rate Risk                                        Principal Risks:
o  Credit and Counterparty Risk                              o  Market Risk
                                                             o  Market Capitalization Risk
                                                             o  Foreign Investment Risk
                                                             o  Emerging Markets Risk
                                                             o  Interest Rate Risk
                                                             o  Investment Style Risk
                                                             o  Credit and Counterparty Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Templeton Growth Fund, Inc. (17) - seeks long-term           Met/TempletonGrowth Portfolio - seeks long-term
capital growth.                                              capital growth.

The Fund, under normal circumstances, primarily invests in
the equity securities and companies of various market        The Portfolio, under normal circumstances, primarily
capitalizations located anywhere in the world, including     invests in the equity securities of companies of various
emerging markets.                                            market capitalizations located anywhere in the world,
                                                             including emerging markets.
Examples of the securities in which the Fund may invest
include common stocks, preferred stocks and convertible      Up to 100% of the Portfolio's assets may be invested in
securities.  The Fund also invests in depositary receipts.   foreign countries, including, without limit, in emerging
                                                             markets.
Depending upon market conditions, the Fund may invest up
to 25% of its total assets in debt securities of companies   Examples of the securities in which the Portfolio may
and governments located anywhere in the world.               invest include common stocks, preferred stocks and
                                                             convertible securities.  The Portfolio also invests in
The portfolio manager for the Fund also manages the          depositary receipts.
Met/Templeton Growth Portfolio.
                                                             Depending upon market conditions, the Portfolio may invest
Principal Risks:                                             up to 25% of its total assets in debt securities of
o  Market Risk                                               companies and governments located anywhere in the world.
o  Market Capitalization Risk
o  Foreign Investment Risk                                   Principal Risks:
o  Emerging Markets Risk                                     o  Market Risk
o  Interest Rate Risk                                        o  Market Capitalization Risk
o  Investment Style Risk                                     o  Foreign Investment Risk
o  Credit and Counterparty Risk                              o  Emerging Markets Risk
                                                             o  Interest Rate Risk
                                                             o  Investment Style Risk
                                                             o  Credit and Counterparty Risk

------------------------------------------------------------ ------------------------------------------------------------
------------------------------------------------------------ ------------------------------------------------------------
Van Eck VIP Global Hard Assets Fund(17) - seeks long-term    Van Eck Global Natural Resources Portfolio - seeks
capital appreciation by investing primarily in hard-asset    long-term capital appreciation with income as a secondary
securities.  Income is a secondary consideration.            consideration.

Under normal market conditions, the Fund invests at least    Under normal market conditions, the Portfolio invests at
80% of its net assets in securities of "hard assets"         least 80% of its net assets in securities of natural
companies and instruments that derive their value from       resource companies and in instruments that derive their
"hard assets."  Hard assets include precious metals          value from natural resources.  For purposes of this
(including gold), base and industrial metals, energy,        Portfolio, "natural resources" include, without
natural resources and other commodities.  A hard assets      limitation, energy (including gas, petroleum,
company is a company that derives, directly or indirectly,   petrochemicals and other hydrocarbons), precious metals
at least 50% of its revenues from exploration,               (including gold), base and industrial metals, timber and
development, production, distribution or facilitation of     forest products, agriculture and commodities.
processes relating to hard assets.
                                                             The Portfolio is non-diversified.
The Fund is non-diversified.
                                                             The Portfolio's investments may include common stocks,
The Fund may invest in securities of companies located       preferred stocks (including convertible preferred stocks),
anywhere in the world, including the U.S.                    rights, direct equity interests, partnerships and
                                                             convertible debt instruments.  The Portfolio may invest in
The Fund may invest in securities of companies of any        securities of companies in any capitalization range.
capitalization.
                                                             The Portfolio may invest in companies located anywhere in
The Fund may use derivatives, such as structured             the world, including the U.S.
notes, futures, options and swap agreements.
                                                             The Portfolio may use derivatives and foreign currency
The Fund may also invest up to 20% of its net assets in      transactions.
exchange traded funds ("ETFs").
                                                             The Portfolio may also invest up to 20% of its net assets
The portfolio manager for the Fund also manages the Van      in securities issued by other investment companies,
Eck Global Natural Resources Portfolio.                      including exchange-traded funds ("ETFs").

                                                             The Portfolio's subadviser selects equity securities of
Principal Risks:                                             companies that it believes represent value opportunities
o  Market Risk                                               and/or that have growth potential.
o  Market Capitalization Risk
o  Derivatives Risk                                          Principal Risks:
o  Foreign Investment Risk                                   o  Market Risk
o  Emerging Markets Risk                                     o  Market Capitalization Risk
o  Natural Resources Risk(41)                                o  Foreign Investment Risk
o  Concentration Risk                                        o  Emerging Markets Risk
o  Investment Company and Exchange Traded                    o  Non-Diversification Risk
     Fund Risk                                               o  Concentration Risk
o  Non-Diversification Risk(42)                              o  Investment Style Risk
                                                             o  Derivatives Risk
                                                             o  Natural Resources Risk
                                                             o  Investment Company and Exchange Traded Fund Risk
                                                             o  Convertible Securities Risk
------------------------------------------------------------ ------------------------------------------------------------


     MetLife Advisers, LLC is the adviser of each of the Replacement Funds. A chart comparing the adviser and sub-adviser of each Existing Fund with its corresponding Replacement Fund is attached as Appendix 1. Each Replacement Fund currently offers up to four classes of shares, three of which, Class A, Class B and Class E are involved in the substitutions. No Rule 12b-1 Plan has been adopted for any Replacement Fund's Class A shares. Each Replacement Fund's Class B and Class E shares have adopted a Rule 12b-1 distribution plan. Under MIST's and Met Series Fund's distribution plans, up to 0.50% of a Fund's assets attributable to its Class B and Class E shares may be used to finance the distribution of the Fund's shares. Currently, payments under the plan are limited to 0.25% for Class B shares and 0.15% for Class E shares, respectively. The Boards of Trustees/Directors of each MIST and Met Series Fund Replacement Fund may increase payments under its plans to the full amount without shareholder approval.

     In addition, MetLife Advisers, LLC has contractually agreed to limit, for the period ending April 30, 2011 and any subsequent year in which the agreement is in effect, the total expenses of the shares of Met/Templeton Growth Portfolio as a percent of average daily net assets: Class A - 0.80%; Class B - 1.05%; Class E - 0.95%. In addition, MetLife Advisers, LLC has contractually agreed to waive an amount which for the year 2009 was equal to 0.05% of its advisory fee for the Davis Venture Value Portfolio - Class B shares. This advisory fee waiver schedule is fixed, so the total expenses for the Portfolio could rise above the total expenses for the year ended December 31, 2009 for Class B shares of 0.94% if the asset level of the Portfolio were to decline or the other fund expenses were to increase. Further, MetLife Advisers, LLC has contractually agreed to waive an amount which for the year 2009 was equal to 0.04% of its advisory fee for the Western Asset Management Strategic Bond Opportunities Portfolio - Class B shares. This advisory fee waiver schedule is fixed, so the total expenses for the Portfolio could rise above the total expenses for the year ended December 31, 2009 for Class B shares of 0.90% if the asset level of the Portfolio were to decline or the other fund expenses were to increase. The Met/Templeton Growth Portfolio's advisory fee waiver may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Trustees of the Portfolio. The Davis Venture Value Portfolio and Western Asset Management Strategic Bond Opportunity Portfolio's advisory fee waivers may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Directors of the Portfolios.

     There is no current expense limitation agreement or contractual waiver agreement with respect to MIST's Third Avenue Small Cap Value Portfolio, Lord Abbett Growth and Income Portfolio, RCM Technology Portfolio, MFS Research International Portfolio, PIMCO Total Return Portfolio, Pioneer Fund Portfolio, Met Series Fund's Van Eck Global Natural Resources Portfolio or T. Rowe Price Large Cap Growth Portfolio.

C.   Description of the Contracts

         Annuity Contracts

     The annuity contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The annuity contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The immediate annuity contracts provide for a series of payments under various pay-out types on a variable basis, fixed basis or both. The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

     Under the annuity contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, one fixed account investment option. Many of the Contracts provide that a maximum of 12 transfers can be made every year without charge or that a $10 contractual limit charge will apply or that no transfer charge will apply. Currently, during the accumulation period, Contract owners may transfer between the variable account options or from variable account options to fixed account options without limitation. Some of the Contracts have no contractual limit on transfers during the accumulation period. Some Contract owners may make transfers from the fixed account option subject to certain minimum transfer amounts ($500 or the total interest in the account) and maximum limitations. Some of the Contracts have additional restrictions on transfers from the fixed account to the variable account. During the income period or under the immediate annuity, Contract owners may currently make unlimited transfers among investment options and from investment portfolios to the fixed account option. Generally, transfers to/from the fixed account option are not permitted during the payout period. No fees or other charges are currently imposed on transfers for most of the Contracts. Under certain annuity contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any transfer limits will be suspended in connection with the substitutions as described in more detail below.

     Life Policies

     The Insurance Companies issue a flexible premium single-life variable life insurance policy that is involved in this application. Policy owners may allocate account value among the General Account and the available investment portfolios. The minimum face amount of the insurance ranges from $50,000 to $100,000 (except that Contracts that are exempt from registration have a minimum face amount of $1,000,000). The policies permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different investment company.

     All or part of the account value may be transferred from any investment portfolio to another investment portfolio, or to the fixed account. The minimum amount that can be transferred is the lesser of the minimum transfer amount (which ranges from $1 to $500), or the total value in an investment portfolio or the fixed account. Certain policies provide that six transfers in a policy year can be made without charge. A transfer fee of $10 is payable for additional transfers in a policy year, but these fees are not currently charged. Other policies do not currently limit the number of transfers.

     Certain policies provide that the maximum amount that can be transferred from the fixed account in any policy year is the greater of $500 or 12.5% of the policy's cash surrender value in the Fixed Account as of the date of the transfer request. Transfers from the fixed account of other policies are subject to similar limitations.

     Transfers resulting from policy loans are not counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy year.

     Under the policies, the Insurance Companies reserve the right to impose additional restrictions on transfers. All transfer limits will be suspended in connection with the substitutions as described in more detail below.

     D.   Reasons for the Substitutions

     The substitutions are expected to provide significant benefits to Contract owners, including improved selection of sub-advisers and simplification of fund offerings through the elimination of overlapping offerings. Based on generally better performance records and lower total expenses of the Replacement Funds, the Substitution Applicants believe that the sub-advisers to the Replacement Funds overall will provide more consistent above-average performance for their Funds than the advisers or sub-advisers of the Existing Funds (other than those advisers or sub-advisers that manage both the Existing Fund and the Replacement
Fund). At the same time, Contract owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies, and managers. See Section I B of this Application, which describes by separate account the number of investment options. As a result of the substitutions, the number of investment options offered under substantially all of the Contracts will not change (currently ranges in number from 9 to 121). For a limited number of Contracts which currently have at least 18 investment options available, after the substitutions, there will be available at least 17 investment options.

     Those substitutions which replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser will permit each adviser, under the Multi-Manager Order,(43) to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Met Series Fund and MIST have been subject to the Multi-Manager Order since 1999 and 2000, respectively.

     In addition, Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds, except for the Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitution, will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any) and current fee waivers.

     In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing
Fund:

     o Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio - management fee at certain asset levels may be higher

     o Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio - management fee and Rule 12b-1 fee for Class A and Class B shares of Lord Abbett Growth and Income Portfolio are currently 0.07% higher

     o    Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio
          - management fee for Class A shares of T. Rowe Price Large Cap Growth Portfolio is currently 0.04% higher

     o Janus Aspen Global Technology Portfolio/RCM Technology Portfolio - management fee and Rule 12b-1 fee for Class B shares of RCM Technology Portfolio are currently 0.24% higher

     o Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio - management fee and Rule 12b-1 fee for Class B shares of MFS Research International Portfolio are currently 0.11% higher

     o Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio - management fee and Rule 12b-1 fee for Class B shares of Western Asset Management Strategic Bond Opportunities Portfolio are currently 0.22% higher

     o Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio - management fee and Rule 12b-1 fee of Class B shares of Western Asset Management Strategic Bond Opportunities Portfolio are currently 0.22% higher

     o Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio - management fee and Rule 12b-1 fee for Class B shares of Pioneer Fund Portfolio are currently 0.01% higher


     A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix II.

     As described in Section III, the Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.

     Except for the Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitution where there is an increase in net expenses after waivers of 0.01% and the Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio where there is no increase or decrease in net expense ratios, after waivers, the substitutions will result in decreased net expense ratios, after waivers, ranging from 1 basis points to 24 basis points. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions. The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in Section II. A, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the substitutions.

     In addition, after the substitutions, neither MetLife Advisers, LLC nor any of its affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Funds in excess of the compensation currently received from the investment advisers or distributors of the Existing Funds.

     The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of MFS Research International Portfolio (Class B shares - 0.25%) for Legg Mason Global Currents Variable International All Cap Opportunity Portfolio (single share class - 0%); Western Asset Management Strategic Bond Opportunities Portfolio (Class B shares - 0.25%) for Legg Mason Western Asset Variable Diversified Strategic Income Portfolio - (single share class - 0%); Western Asset Management Strategic Bond Opportunities Portfolio (Class B shares - 0.25%) for Legg Mason Western Asset Variable Strategic Bond Portfolio (Class I - 0%) . As set forth in Section I.D., total expenses for MFS Research International Portfolio will be 4 basis points less and total expenses for Western Asset Management Strategic Bond Opportunities Portfolio will be 5 and 6 basis points less than the total expenses of the applicable Existing Funds after the substitution.

     Each MIST and Met Series Fund Replacement Fund's Class B and Class E Rule 12b-1 fees can be raised to 0.50%, and 0.50%, respectively, of net assets by the Replacement Fund's Board of Directors/Trustees without shareholder approval. However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds' shareholders after the substitutions.

     The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.

     Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 50 basis points for the Existing Funds' classes of shares involved in the substitutions. Following the substitutions, these payments will not be made on behalf of the Replacement Funds. Rather, the Insurance Companies or their affiliates will have available both the 25 and 15 basis points in Rule 12b-1 fees from the Replacement Funds (with respect to Class B and Class E shares, respectively) and, as owners of the Replacement Funds' adviser, profit distributions from the adviser. These profits from investment advisory fees may be more or less than the fees being paid by the Existing Funds.

     The following describes each proposed substitution with respect to the amount of each Fund's assets, comparative performance history and comparative fund expenses. Performance history generally takes into account the one-, three-, five- and ten-year periods ended December 31, 2009. If the Replacement Fund has not been in existence for a significant period of time, the performance of a comparable fund managed by the same sub-adviser with substantially similar investment objectives and policies as the Replacement Fund may be used. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser's applicable composite performance is not materially misleading. Comparative fund expenses are based on actual expenses including waivers for the year ended December 31, 2009.

     Expenses for 2009 have been adjusted, as necessary, to reflect current expense arrangements. Where a Fund has multiple classes of shares involved in the proposed substitution, the expenses of each class are presented. Current Rule 12b-1 fees are also the maximum 12b-1 fees unless otherwise noted in the fee tables.

     1. Delaware VIP Small Cap Value Series - Third Avenue Small Cap Value Portfolio

     The aggregate amount of assets in the Delaware Small Cap Value Series as of December 31, 2009 was approximately $749.0 million, of which approximately 2.83% will be transferred to Third Avenue Small Cap Value Portfolio. As of December 31, 2009, Third Avenue Small Cap Value Portfolio's assets were approximately $1.277 billion. As set forth below, the historical performance of Third Avenue Small Cap Value Portfolio for the three- and five-year periods ended December 31, 2009 exceeds that of Delaware VIP Small Cap Value Series and for the one-year period ended December 31, 2009 is less than that of Delaware VIP Small Cap Value Series. Standard Class shares and Service Class shares of Delaware VIP Small Cap Value Series will be substituted by Class A shares and Class B shares, respectively, of Third Avenue Small Cap Value Portfolio.



          ------------------ -------------------- ------------------ ------------------ -----------------

                              Delaware VIP Small     Delaware VIP       Third Avenue     Third Avenue
                              Cap Value Series     Small Cap Value    Small Cap Value  Small Cap Value
                                 (Standard          Series (Service      Portfolio         Portfolio
                                  Class)                Class)           (Class A)       (Class B)
         ------------------- -------------------  ------------------ ------------------  ----------------
          ------------------ -------------------- ------------------ ------------------ -----------------

          One Year                31.83%              31.56%             26.82%             26.45%
          ------------------ -------------------- ------------------ ------------------ -----------------
          ------------------ -------------------- ------------------ ------------------ -----------------
          Three Years              -4.78%              -5.01%             -4.65%             -4.88%
          ------------------ -------------------- ------------------ ------------------ -----------------
          ------------------ -------------------- ------------------ ------------------ -----------------
          Five Years                1.88%               1.63%              2.62%             2.37%
          ------------------ -------------------- ------------------ ------------------ -----------------


     In addition, as set forth below, the management fee is comparable and total operating expenses of Third Avenue Small Cap Value Portfolio, with and without waivers, are lower than those of Delaware VIP Small Cap Value Series.


-------------------- ------------------ -------------------- ----------------- -------------------



                         Delaware VIP     Delaware VIP Small     Third Avenue       Third Avenue
                        Small Cap Value    Cap Value Series    Small Cap Value    Small Cap Value
                            Series            (Service             Portfolio          Portfolio
                       (Standard Class)         Class)            (Class A)          (Class B)

---------------------- ------------------ -------------------- ----------------- -------------------
---------------------- ------------------ -------------------- ----------------- -------------------
Management Fee               0.74%               0.74%              0.74%              0.74%
---------------------- ------------------ -------------------- ----------------- -------------------
---------------------- ------------------ -------------------- ----------------- -------------------
12b-1 Fee                     ---                0.30%               ---               0.25%
---------------------- ------------------ -------------------- ----------------- -------------------
---------------------- ------------------ -------------------- ----------------- -------------------
Other Expenses               0.11%               0.11%              0.04%              0.04%
---------------------- ------------------ -------------------- ----------------- -------------------
---------------------- ------------------ -------------------- ----------------- -------------------
Total Expenses               0.85%               1.15%              0.78%              1.03%
---------------------- ------------------ -------------------- ----------------- -------------------
---------------------- ------------------ -------------------- ----------------- -------------------
Waivers*                     ---                 0.05%               ---                ---
---------------------- ------------------ -------------------- ----------------- -------------------
---------------------- ------------------ -------------------- ----------------- -------------------
Net Expenses                 0.85%               1.10%              0.78%              1.03%
---------------------- ------------------ -------------------- ----------------- -------------------
  * Contractual fee waiver expiring on April 30, 2011, unless extended.


2.   Fidelity  VIP  Equity-Income  Portfolio  - Lord  Abbett  Growth  and Income
     Portfolio

     The aggregate amount of assets in the Fidelity VIP Equity-Income Portfolio as of December 31, 2009 was approximately $5.931 billion, of which approximately 8.19% will be transferred to Lord Abbett Growth and Income Portfolio. The aggregate amount of assets in the Lord Abbett Growth and Income Portfolio as of December 31, 2009 was approximately $2.081 billion. As set forth below, the historical performance of Lord Abbett Growth and Income Portfolio exceeds or is comparable to that of Fidelity VIP Equity-Income Portfolio for the three-, five- and ten-year periods ended December 31, 2009 and for the one-year period ended December 31, 2009 is less than that of Fidelity VIP Equity-Income Portfolio. Initial Class shares, Service Class shares and Service Class 2 shares of Fidelity VIP Equity-Income Portfolio will be substituted by Class A shares, Class A shares and Class B shares, respectively, of Lord Abbett Growth and Income Portfolio.


-------------------------- ------------ ----------- ------------ ----------- --------------------
                                          Fidelity
                                            VIP       Fidelity VIP
                         Fidelity VIP      Equity-       Equity-      Lord Abbett     Lord Abbett
                        Equity- Income     Income        Income        Growth and      Growth and
                           Portfolio      Portfolio     Portfolio        Income          Income
                          (Initial        (Service      (Service       Portfolio       Portfolio
                           Class)           Class)       Class 2)      (Class A)       (Class B)
-------------------------- ------------ ----------- ------------ ----------- --------------------

      One Year              30.21%         30.03%        29.88%          18.67%          18.39%
-------------------------- ------------ ----------- ------------ ----------- --------------------
      Three Years           -8.82%         -8.92%        -9.05%          -7.65%          -7.88%
-------------------------- ------------ ----------- ------------ ----------- --------------------
      Five Years            -0.72%         -0.82%        -0.97%          -0.73%          -0.98%
-------------------------- ------------ ----------- ------------ ----------- --------------------
      Ten Years              1.84%          1.73%         1.58%          2.38%           2.13%

-------------------------- ------------ ----------- ------------ ----------- --------------------

         In addition, as set forth below, the management fee of Lord Abbett Growth and Income Portfolio is higher than that of Fidelity VIP Equity-Income Portfolio and the total operating expenses of Lord Abbett Growth and Income Portfolio are lower than those of Fidelity VIP Equity-Income Portfolio.


-------------------------- ------------ ----------- ------------ ----------- ------------------
                            Fidelity     Fidelity     Fidelity      Lord
                              VIP          VIP          VIP        Abbett
                             Equity-     Equity-       Equity-     Growth         Lord Abbett
                             Income      Income        Income       and            Growth and
                            Portfolio    Portfolio    Portfolio    Income           Income
                            (Initial    (Service     (Service     Portfolio        Portfolio
                             Class)      Class)       Class 2)    (Class A)         (Class B)

-------------------------- ------------ ----------- ------------ ----------- ------------------
-------------------------- ------------ ----------- ------------ ----------- ------------------

Management Fee                0.46%       0.46%        0.46%       0.53%           0.53%
-------------------------- ------------ ----------- ------------ ----------- ------------------
-------------------------- ------------ ----------- ------------ ----------- ------------------
12b-1 Fee                      ---        0.10%        0.25%        ---        0.25%(0.50%)*
-------------------------- ------------ ----------- ------------ ----------- ------------------
-------------------------- ------------ ----------- ------------ ----------- ------------------
Other Expenses                0.12%       0.12%        0.12%       0.03%           0.03%
-------------------------- ------------ ----------- ------------ ----------- ------------------
-------------------------- ------------ ----------- ------------ ----------- ------------------
Total Expenses                0.58%       0.68%        0.83%       0.56%           0.81%
-------------------------- ------------ ----------- ------------ ----------- ------------------
* Trustees can increase the 12b-1 fee to this amount without shareholder approval.



3.   Fidelity VIP Growth Portfolio - T. Rowe Price Large Cap Growth Portfolio

         The aggregate amount of assets in the Fidelity VIP Growth Portfolio as of December 31, 2009 was approximately $3.669 billion, of which approximately 2.37% will be transferred to T. Rowe Price Large Cap Growth Portfolio. As of December 31, 2009, T. Rowe Price Large Cap Growth Portfolio's total assets were approximately $814.0 million. The historical performance of T. Rowe Price Large Cap Growth Portfolio for the one-, three-, five- and ten-year periods ended December 31, 2009 exceeds that of Fidelity VIP Growth Portfolio.


      --------------------------------- ------------------------------ ---------------------------

                                          Fidelity VIP Growth         T. Rowe Price Large Cap
                                               Portfolio                    Growth Portfolio
                                            (Initial Class)                   (Class A)
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------

      One Year                                     28.29%                        43.44%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Three Years                                  -4.88%                        -3.03%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Five Years                                   -0.55%                        1.93%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Ten Years                                    -3.72%                        0.86%
      --------------------------------- ------------------------------ ---------------------------

         In addition, as set forth below, the management fee of T. Rowe Price Large Cap Growth Portfolio is higher and total operating expenses of T. Rowe Price Large Cap Growth Portfolio are lower than those of Fidelity VIP Growth Portfolio.



      --------------------------------- ------------------------------ ---------------------------

                                          Fidelity VIP Growth          T. Rowe Price Large Cap
                                               Portfolio                   Growth Portfolio
                                           (Initial Class)                    (Class A)
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------

      Management Fee                                0.56%                        0.60%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      12b-1 Fee                                      ---                          ---
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Other Expenses                                0.13%                        0.07%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Total Expenses                                0.69%                        0.67%
      --------------------------------- ------------------------------ ---------------------------


4.       Janus Aspen Global Technology Portfolio - RCM Technology Portfolio

         The aggregate amount of assets in the Janus Aspen Global Technology Portfolio as of December 31, 2009 was approximately $121.3 million, of which approximately 10.56% will be transferred to RCM Technology Portfolio. As of December 31, 2009, RCM Technology Portfolio's assets were approximately $251.3 million. As set forth below, the historical performance of RCM Technology Portfolio for the one-, three- and five-year periods ended December 31, 2009 exceeds that of Janus Aspen Global Technology Portfolio.

  ----------------- ------------------------ ------------------------
                      Janus Aspen Global        RCM Technology
                     Technology Portfolio        Portfolio
                        (Service Class)          (Class B)
  ---------------- ------------------------ ------------------------
  ----------------- ------------------------ ------------------------
  One Year                  56.90%                   58.97%
  ----------------- ------------------------ ------------------------
  ----------------- ------------------------ ------------------------
  Three Years                2.28%                    5.12%
  ----------------- ------------------------ ------------------------
  ----------------- ------------------------ ------------------------
  Five Years                 5.17%                    6.32%
  ----------------- ------------------------ ------------------------


         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of RCM Technology Portfolio is higher and total operating expenses of RCM Technology Portfolio are lower than those of Janus Aspen Global Technology Portfolio.

------------------- ------------------------------- -------------------------
                    Janus Aspen Global Technology        RCM Technology
                              Portfolio                    Portfolio
                           (Service Class)                (Class B)
------------------- ------------------------------- -------------------------
------------------- ------------------------------- -------------------------
Management Fee                  0.64%                        0.88%
------------------- ------------------------------- -------------------------
------------------- ------------------------------- -------------------------
12b-1 Fee                       0.25%                        0.25%
------------------- ------------------------------- -------------------------
------------------- ------------------------------- -------------------------
Other Expenses                  0.33%                        0.08%
------------------- ------------------------------- -------------------------
------------------- ------------------------------- -------------------------
Total Expenses                  1.22%                        1.21%
------------------- ------------------------------- -------------------------


5. Legg Mason ClearBridge Variable Capital Portfolio - Davis Venture Value Portfolio

     The aggregate amount of assets in the Legg Mason ClearBridge Variable Capital Portfolio as of December 31, 2009 was approximately $117.6 million, of which 100% will be transferred to Davis Venture Value Portfolio. As of December 31, 2009, Davis Venture Value Portfolio's assets were approximately $3.853 billion. For the three- and five-year periods ended December 31, 2009, the performance of Davis Venture Value Portfolio exceeds that of Legg Mason ClearBridge Variable Capital Portfolio and, for the one-year period ended December 31, 2009, is less than that of Legg Mason ClearBridge Variable Capital Portfolio.


   ------------- -----------------------------------------------------------
                   Legg Mason ClearBridge
                 Variable Capital Portfolio   Davis Venture Value Portfolio
                    (Single Share Class)              (Class B)
   ------------- -----------------------------------------------------------
   ------------- -----------------------------------------------------------
   One Year                40.25%                      31.83%
   ------------- -----------------------------------------------------------
   ------------- -----------------------------------------------------------
   Three Years             -6.15%                      -5.89%
   ------------- -----------------------------------------------------------
   ------------- -----------------------------------------------------------
   Five Years              -0.23%                       0.99%
   ------------- -----------------------------------------------------------

         In addition, as set forth below, the management fee and total operating expenses of Davis Venture Value Portfolio, with and without waivers, are lower than those of Legg Mason ClearBridge Variable Capital Portfolio.


---------------- --------------------------- -------------------------------
                   Legg Mason ClearBridge
                 Variable Capital Portfolio   Davis Venture Value Portfolio
                    (Single Share Class)            (Class B)

---------------- ------------------------------------------------------
---------------- ------------------------------------------------------
Management Fee             0.75%                    0.71%
---------------- ------------------------------------------------------
---------------- ------------------------------------------------------
12b-1 Fee                  0.25%                0.25%(0.50%)*
---------------- ------------------------------------------------------
---------------- ------------------------------------------------------
Other Expenses             0.14%                    0.03%
---------------- ------------------------------------------------------
---------------- ------------------------------------------------------
Total Expenses             1.14%                    0.99%
---------------- ------------------------------------------------------
---------------- ------------------------------------------------------
Waivers                   0.14%**                  0.05%***
---------------- ------------------------------------------------------
---------------- ------------------------------------------------------
Net Expenses               1.00%                    0.94%
---------------- ------------------------------------------------------
* Trustees can increase the 12b-1 fee to this amount without shareholder approval.
**  Contractual waiver expiring April 30, 2011 unless extended.
*** MetLife Advisers, LLC has contractually agreed to waive an amount for which for the year 2009 was equal to 0.05% of its advisory fee for the Davis Venture Value Portfolio - Class B shares. This advisory fee waiver schedule is fixed, so the total expenses for the Portfolio could rise above the total expenses for the year ended December 31, 2009 for Class B shares of 0.94% if the asset level of the Portfolio were to decline or the other fund expenses were to increase. This agreement may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Directors of the Portfolio.

6. Legg Mason Global Currents Variable International All Cap Opportunity Portfolio - MFS Research International Portfolio

     The aggregate amount of assets in the Legg Mason Global Currents Variable International All Cap Opportunity Portfolio as of December 31, 2009 was approximately $78.5 million, of which approximately 96.29% will be transferred to MFS Research International Portfolio. As of December 31, 2009, MFS Research International Portfolio's assets were approximately $1.781 billion. As set forth below, the historical performance of MFS Research International Portfolio for the one-, three- and five-year periods ended December 31, 2009, exceeds that of Legg Mason Global Currents Variable International All Cap Opportunity Portfolio.

       -------------- -----------------------------------------------------
                         Legg Mason Global Currents     MFS Research
                       Variable International All Cap  International
                            Opportunity Portfolio        Portfolio
                            (Single Share Class)         (Class B)
       -------------- -----------------------------------------------------
       -------------- -----------------------------------------------------
       One Year                    28.62%                  31.57%
       -------------- -----------------------------------------------------
       -------------- -----------------------------------------------------
       Three Years                 -8.18%                  -4.94%
       -------------- -----------------------------------------------------
       -------------- -----------------------------------------------------
       Five Years                   1.71%                  4.83%
       -------------- -----------------------------------------------------

         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of MFS Research International Portfolio is greater than that of Legg Mason Global Currents Variable International All Cap Opportunity Portfolio and the total operating expenses of MFS Research International Portfolio are lower than those of Legg Mason Global Currents Variable International All Cap Opportunity Portfolio.

---------------------------------------------------------------------------
                   Legg Mason Global Currents
                 Variable International All Cap  MFS Research International
                      Opportunity Portfolio             Portfolio
                      (Single Share Class)              (Class B)
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Management Fee                0.85%                      0.71%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12b-1 Fee                      ---                  0.25% (0.50%)*
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Other Expenses                0.25%                      0.10%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total Expenses                1.10%                      1.06%
----------------------------------------------------------------------------
* Trustees can increase the 12b-1 fee to this amount without shareholder approval.


7. Legg Mason Western Asset Variable Diversified Strategic Income Portfolio - Western Asset Management Strategic Bond Opportunities Portfolio

     The aggregate amount of assets in the Legg Mason Western Asset Variable Diversified Strategic Income Portfolio as of December 31, 2009 was approximately $40.5 million, of which approximately 93.35% will be transferred to Western Asset Management Strategic Bond Opportunities Portfolio. As of December 31, 2009, Western Asset Management Strategic Bond Opportunities Portfolio's assets were approximately $718.4 million. As set forth below, the historical performance of Western Asset Management Strategic Bond Opportunities Portfolio for the one-, three- and five-year periods ended December 31, 2009 exceeds that of Legg Mason Western Asset Variable Diversified Strategic Income Portfolio.

  ------------------- -----------------------------------------------

                           Legg Mason                Western Asset
                      Western Asset Variable      Management Strategic
                       Diversified Strategic       Bond Opportunities
                         Income Portfolio              Portfolio
                       (Single Share Class)            (Class B)
  ------------------- -----------------------------------------------
  ------------------- -----------------------------------------------
  One Year                      19.84%               31.89%
  ------------------- -----------------------------------------------
  ------------------- -----------------------------------------------
  Three Years                   1.68%                 5.06%
  ------------------- -----------------------------------------------
  ------------------- -----------------------------------------------
  Five Years                    2.59%                 4.51%
  ------------------- -----------------------------------------------


     In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of Western Asset Management Strategic Bond Opportunities Portfolio is greater than those of Legg Mason Western Asset Variable Diversified Strategic Income Portfolio and the total operating expenses of Western Asset Management Strategic Bond Opportunities Portfolio are less than those of Legg Mason Western Asset Variable Diversified Strategic Income Portfolio.

----------------------- ---------------------- ---------------------
                             Legg Mason          Western Asset
                            Western Asset         Management
                        Variable Diversified    Strategic Bond
                          Strategic Income    Opportunities Portfolio
                         (Single Share Class)      (Class B)
----------------------- ---------------------- ---------------------
----------------------- ---------------------- ---------------------
Management Fee                  0.65%                 0.62%
----------------------- ---------------------- ---------------------
----------------------- ---------------------- ---------------------
12b-1 Fee                        ---              0.25%(0.50%)*
----------------------- ---------------------- ---------------------
----------------------- ---------------------- ---------------------
Other Expenses                  0.30%                 0.07%
----------------------- ---------------------- ---------------------
----------------------- ---------------------- ---------------------
Total Expenses                  0.95%                 0.94%
----------------------- ---------------------- ---------------------
----------------------- ---------------------- ---------------------
Waiver                           ---                 0.04%**
----------------------- ---------------------- ---------------------
----------------------- ---------------------- ---------------------
Net Expenses                    0.95%                 0.90%
----------------------- ---------------------- ---------------------
 * Trustees can increase the 12b-1 fee to this amount without shareholder approval.
** MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the Management Fee to the annual rate of 0.595% for the first $500 million of the Portfolio's average daily net assets. This advisory fee waiver schedule is fixed, so the total expenses could rise above the total expenses for the year ended December 31, 2009 for Class B shares of 0.90% if the asset level of the Portfolio were to decline or if other fund expenses were to increase. This arrangement may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Directors of the Portfolio.


8. Legg Mason Western Asset Variable Strategic Bond Portfolio - Western Asset Management Strategic Bond Opportunities Portfolio

     The aggregate amount of assets in the Legg Mason Western Asset Variable Strategic Bond Portfolio as of December 31, 2009 was approximately $54.2 million, of which 63.22% will be transferred to Western Asset Management Strategic Bond Opportunities Portfolio. The aggregate amount of assets in the Western Asset Management Strategic Bond Opportunities Portfolio as of December 31, 2009 was approximately $718.4 million. As set forth below, the historical performance of Western Asset Management Strategic Bond Opportunities Portfolio for the one-, three- and five-year periods ended December 31, 2009 has been greater than that of Legg Mason Western Asset Variable Strategic Bond Portfolio.

-----------------------------------------------------------------------
          Legg Mason Western Asset    Western Asset Management Strategic
           Variable Strategic Bond          Bond Opportunities
                  Portfolio                  Portfolio
                  (Class I)                 (Class B)
------------------------------------------------------------------------
------------------------------------------------------------------------
One Year        22.29%                       31.89%
------------------------------------------------------------------------
------------------------------------------------------------------------
Three Years      1.02%                        5.06%
------------------------------------------------------------------------
------------------------------------------------------------------------
Five Years       2.10%                        4.51%
------------------------------------------------------------------------


     In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of Western Asset Management Strategic Bond Opportunities Portfolio is greater than that of Legg Mason Western Asset Variable Strategic Bond Portfolio and the total operating expenses of Western Asset Management Strategic Bond Opportunities Portfolio are lower than those of Legg Mason Western Asset Variable Strategic Bond Portfolio.

-------------------- -------------------------- -----------------------
                                                    Western Asset
                     Legg Mason Western Asset    Management Strategic
                        Variable Strategic       Bond Opportunities
                         Bond Portfolio              Portfolio
                             (Class I)                (Class B)
-------------------- -------------------------- -----------------------
-------------------- -------------------------- -----------------------
Management Fee                 0.65%                    0.62%
-------------------- -------------------------- -----------------------
-------------------- -------------------------- -----------------------
12b-1 Fee                       ---                 0.25%(0.50%)*
-------------------- -------------------------- -----------------------
-------------------- -------------------------- -----------------------
Other Expenses                 0.31%                    0.07%
-------------------- -------------------------- -----------------------
-------------------- -------------------------- -----------------------
Total Expenses                 0.96%                    0.94%
-------------------- -------------------------- -----------------------
-------------------- -------------------------- -----------------------
Waiver                          ---                    0.04%**
-------------------- -------------------------- -----------------------
-------------------- -------------------------- -----------------------
Net Expenses                   0.96%                    0.90%
-------------------------------- -------------- -----------------------
 * Trustees can increase the 12b-1 fee to this amount without shareholder approval.
** MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the Management Fee to the annual rate of 0.595% for the first $500 million of the Portfolio's average daily net assets. This advisory fee waiver schedule is fixed, so the total expenses could rise above total expenses for the year ended December 31, 2009 for Class B shares of 0.90% if the asset level of the Portfolio were to decline or the other fund expenses were to increase. This arrangement may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Directors of the Portfolio.


9.       Pioneer Bond VCT Portfolio - PIMCO Total Return Portfolio

     The aggregate amount of assets in the Pioneer Bond VCT Portfolio as of December 31, 2009 was approximately $72.1 million, of which approximately 41.85% will be transferred to PIMCO Total Return Portfolio. As of December 31, 2009, PIMCO Total Return Portfolio's assets were approximately $7.054 billion. As set forth below, the historical performance of PIMCO Total Return Portfolio for the one-, three- and five-year periods ended December 31, 2009 exceeds that of Pioneer Bond VCT Portfolio.

  ----------------- ---------------------------- -----------------------------
                    Pioneer Bond VCT Portfolio   PIMCO Total Return Portfolio
                            (Class II)                    (Class B)
  ----------------- ---------------------------- -----------------------------
  ----------------- ---------------------------- -----------------------------
  One Year                    17.29%                        18.03%
  ----------------- ---------------------------- -----------------------------
  ----------------- ---------------------------- -----------------------------
  Three Years                  7.30%                        8.43%
  ----------------- ---------------------------- -----------------------------
  ----------------- ---------------------------- -----------------------------
  Five Years                   5.97%                        6.38%
  ----------------- ---------------------------- -----------------------------

     In addition, as set forth below, the management fee and total operating expenses of PIMCO Total Return Portfolio are lower than those of Pioneer Bond VCT Portfolio.


----------------- ---------------------------- ------------------------------
                  Pioneer Bond VCT Portfolio   PIMCO Total Return Portfolio
                          (Class II)                     (Class B)
----------------- ---------------------------- ------------------------------
----------------- ---------------------------- ------------------------------
Management Fee               0.50%                         0.48%
----------------- ---------------------------- ------------------------------
----------------- ---------------------------- ------------------------------
12b-1 Fee                    0.25%                     0.25%(0.50)*
----------------- ---------------------------- ------------------------------
----------------- ---------------------------- ------------------------------
Other Expenses               0.26%                         0.04%
----------------- ---------------------------- ------------------------------
----------------- ---------------------------- ------------------------------
Total Expenses               1.01%                         0.77%
----------------- ---------------------------- ------------------------------
----------------- ---------------------------- ------------------------------
Waivers                     0.14%**                         ---
----------------- ---------------------------- ------------------------------
----------------- ---------------------------- ------------------------------
Net Expenses                 0.87%                         0.77%
----------------- ---------------------------- ------------------------------
 * Trustees can increase the 12b-1 fee to this amount without shareholder approval.
** Contractual fee waiver expiring May 1, 2011 unless extended.

10.  Pioneer Fund VCT Portfolio - Pioneer Fund Portfolio

     The aggregate amount of assets in the Pioneer Fund VCT Portfolio as of December 31, 2009 was approximately $317.6 million, of which approximately 9.30% will be transferred to Pioneer Fund Portfolio. The aggregate amount of assets in the Pioneer Fund Portfolio as of December 31, 2009 was approximately $739.1 million. As set forth below, the historical performance of Pioneer Fund Portfolio for the three-and five-year periods ended December 31, 2009 has been greater than that of Pioneer Fund VCT Portfolio and for the one-year period ended December 31, 2009 has been less than that of Pioneer Fund VCT Portfolio.

  ------------ ---------------------------------------------------------
                Pioneer Fund VCT Portfolio   Pioneer Fund Portfolio
                          (Class II)               (Class B)

  ------------ ---------------------------------------------------------
  ------------ ---------------------------------------------------------
  One Year                24.91%                 23.66%
  ------------ ---------------------------------------------------------
  ------------ ---------------------------------------------------------
  Three Years             -4.94%                 -4.48%
  ------------ ---------------------------------------------------------
  ------------ ---------------------------------------------------------
  Five Years              1.15%                   1.34%
  ------------ ---------------------------------------------------------

     In addition, as set forth below, the management fee of Pioneer Fund Portfolio is greater than that of Pioneer Fund VCT Portfolio and the total operating expenses of Pioneer Fund Portfolio are the same as those of Pioneer Fund VCT Portfolio.

-------------------- ----------------------------- -------------------------
                      Pioneer Fund VCT Portfolio    Pioneer Fund Portfolio
                              (Class II)                  (Class B)
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Management Fee                  0.65%                       0.66%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
12b-1 Fee                       0.25%                   0.25%(0.50%)*
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Other Expenses                  0.09%                       0.08%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Total Expenses                  0.99%                       0.99%
-------------------- ----------------------------- -------------------------
 * Trustees can increase 12b-1 fee to this amount without shareholder approval.


11.      Templeton Growth Securities Fund - Met/Templeton Growth Portfolio

     The aggregate amount of assets in the Templeton Growth Securities Fund as of December 31, 2009 was approximately $2.6 billion of which 3.36% will be transferred to Met/Templeton Growth Portfolio. The aggregate amount of assets in the Met/Templeton Growth Portfolio as of December 31, 2009 was approximately $245.1 million. The Met/Templeton Growth Portfolio commenced operations on April 28, 2008. Consequently, it does not have a sufficient operating history. The Substitution Applicants believe, as set forth below, based on the performance history of the Met/Templeton Growth Portfolio for the one-year period ended December 31, 2009 and the performance history of the subadviser's comparable retail mutual fund for the one-, three-, five- and ten-year periods ended December 31, 2009 (whose expenses are lower than those of the Replacement Fund), that Met/Templeton Growth Portfolio will have, for the long-term, good performance.



    --------------------- --------------- -------------- ------------------- ------------------ -----------------
                            Templeton       Templeton
                              Growth         Growth        Met/Templeton       Met/Templeton     Met/Templeton
                            Securities     Securities        Growth              Growth             Growth
                              Fund           Fund           Portfolio           Portfolio            Fund
                            (Class 1)      (Class 2)       (Class A)           (Class B)           (Retail)

    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    One Year                  31.33%         31.10%            33.08%             32.62%             30.81%
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    Three Years               -7.97%         -8.19%             N/A                 N/A              -8.92%
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    Five Years                0.76%           0.52%             N/A                 N/A              -0.09%
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    --------------------- --------------- -------------- ------------------- ------------------ -----------------
    Ten Years                 2.80%           2.53%             N/A                 N/A              3.66%
    --------------------- --------------- -------------- ------------------- ------------------ -----------------


     In addition as set forth below, the aggregate of the management fee and Rule 12b-1 fee for Met/Templeton Growth Portfolio is less than that for Templeton Growth Securities Fund and the total operating expenses with waiver of Met/Templeton Growth Portfolio are slightly greater than those for Templeton Growth Securities Fund.


-------------------------- ------------------ ------------------ ------------------ -----------------
                           Templeton Growth   Templeton Growth     Met/Templeton     Met/Templeton
                            Securities Fund    Securities Fund   Growth Portfolio   Growth Portfolio
                               (Class 1)          (Class 2)          (Class A)         (Class B)

-------------------------- ------------------ ------------------ ------------------ -----------------
-------------------------- ------------------ ------------------ ------------------ -----------------
Management Fee                   0.75%              0.75%              0.69%             0.69%
-------------------------- ------------------ ------------------ ------------------ -----------------
-------------------------- ------------------ ------------------ ------------------ -----------------
12b-1 Fee                         ---               0.25%               ---          0.25%(0.50%)*
-------------------------- ------------------ ------------------ ------------------ -----------------
-------------------------- ------------------ ------------------ ------------------ -----------------
Other Expenses                   0.04%              0.04%              0.18%             0.18%
-------------------------- ------------------ ------------------ ------------------ -----------------
-------------------------- ------------------ ------------------ ------------------ -----------------
Total Expenses                   0.79%              1.04%              0.87%             1.12%
-------------------------- ------------------ ------------------ ------------------ -----------------
-------------------------- ------------------ ------------------ ------------------ -----------------
Waivers                           ---                ---              0.07%**           0.07%**
-------------------------- ------------------ ------------------ ------------------ -----------------
-------------------------- ------------------ ------------------ ------------------ -----------------
Net Expenses                     0.79%              1.04%              0.80%             1.05%
-------------------------- ------------------ ------------------ ------------------ -----------------
 * Trustees can increase the 12b-1 fee to this amount without shareholder approval.
** Contractual fee waiver expiring April 30, 2011 unless extended.


12.      Templeton Growth Fund, Inc. - Met/Templeton Growth Portfolio

     The aggregate amount of assets in the Templeton Growth Fund, Inc. as of December 31, 2009 was approximately $18.039 billion, 0.33% of which will be transferred to Met/Templeton Growth Portfolio. As of December 31, 2009, Met/Templeton Growth Portfolio's assets were approximately $245.1 million. The Met/Templeton Growth Portfolio commenced operations on April 28, 2008. Consequently, it does not have a significant operating history. The Substitution Applicants believe, as set forth below, based on the performance history of the Met/Templeton Growth Portfolio for the one-year period ended December 31, 2009 and the performance history of the subadviser's comparable retail mutual fund for the one-, three-, and five-year periods ended December 31, 2009 (whose expenses are lower than those of the Replacement Fund), that Met/Templeton Growth Portfolio will have, for the long-term, good performance.


 ----------------------------------------------------------------------------

                 Templeton Growth Fund,  Met/Templeton    Templeton Growth
                          Inc.          Growth Portfolio        Fund
                       (Class A)           (Class E)          (Retail)
 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------
 One Year                30.81%              21.73%            30.81%
 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------
 Three Years             -8.92%               N/A              -8.92%
 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------
 Five Years              -0.09%               N/A              -0.09%
 ----------------------------------------------------------------------------

         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee for Met/Templeton Growth Portfolio is the same as that for Templeton Growth Fund, Inc. and the total operating expenses of Met/Templeton Growth Portfolio, with and without waivers, are less than those for Templeton Growth Fund, Inc.

------------------------------------------------ ----------------------
                       Templeton Growth Fund,    Met/Templeton Growth
                                Inc.                   Portfolio
                              (Class A)                (Class E)
------------------------------------------------ ----------------------
------------------------------------------------ ----------------------
Management Fee                  0.59%                    0.69%
------------------------------------------------ ----------------------
------------------------------------------------ ----------------------
12b-1 Fee                       0.25%                0.15%(0.50%)*
------------------------------------------------ ----------------------
------------------------------------------------ ----------------------
Other Expenses                  0.28%                    0.18%
------------------------------------------------ ----------------------
------------------------------------------------ ----------------------
Total Expenses                  1.12%                    1.02%
------------------------------------------------ ----------------------
------------------------------------------------ ----------------------
Waivers                          ---                    0.07%**
------------------------------------------------ ----------------------
------------------------------------------------ ----------------------
Net Expenses                    1.12%                    0.95%
------------------------------------------------ ----------------------
 * Trustees can increase the 12b-1 fee to this amount without shareholder approval.
** Contractual fee waiver expiring April 30, 2011 unless extended.


13. Van Eck VIP Global Hard Assets Fund - Van Eck Global Natural Resources Portfolio

     The aggregate amount of assets in the Van Eck VIP Global Hard Assets Fund as of December 31, 2009 was approximately $981.7 million, of which approximately 0.41% will be transferred to Van Eck Global Natural Resources Portfolio. As of December 31, 2009, Van Eck Global Natural Resources Portfolio's assets were approximately $451.1 million. The Van Eck Global Natural Resources Portfolio commenced operations on October 31, 2008. Consequently it does not have a significant operating history. The Substitution Applicants believe, as set forth below based on the performance history for the one-year period ended December 31, 2009 and the performance history of the subadviser's comparable retail mutual fund for the one-, three-, five- and ten-year periods ended December 31, 2009 that Van Eck Global Natural Resources Portfolio will have, for the long-term, good performance.

 -------------- --------------------------------------- ------------------

                Van Eck VIP Global     Van Eck Global     Van Eck Global
                 Hard Assets Fund     Natural Resources   Hard Assets Fund
                 (Initial Class)         (Class A)           (Retail)
 -------------- --------------------------------------- ------------------
 -------------- --------------------------------------- ------------------
 One Year               57.54%           55.19%             52.46%
 -------------- --------------------------------------- ------------------
 -------------- --------------------------------------- ------------------
 Three Years             7.25%             N/A               6.35%
 -------------- --------------------------------------- ------------------
 -------------- --------------------------------------- ------------------
 Five Years             18.43%             N/A              17.05%
 -------------- --------------------------------------- ------------------
 -------------- --------------------------------------- ------------------
 Ten Years              14.95%             N/A              15.12%
 -------------- --------------------------------------- ------------------

     As set forth below, the management fee and total operating expenses of Van Eck Global Natural Resources Portfolio are less than that of Van Eck VIP Global Hard Assets Fund.

 ---------------------- ------------------------- ------------------------
                           Van Eck VIP Global           Van Eck Global
                           Hard Assets Fund        Natural Resources Portfolio
                            (Initial Class)               (Class A)
 ---------------------- ------------------------- ------------------------
 ---------------------- ------------------------- ------------------------
 Management Fee                  0.96%                     0.79%
 ---------------------- ------------------------- ------------------------
 ---------------------- ------------------------- ------------------------
 12b-1 Fee                        ---                       ---
 ---------------------- ------------------------- ------------------------
 ---------------------- ------------------------- ------------------------
 Other Expenses                  0.14%                     0.06%
 ---------------------- ------------------------- ------------------------
 ---------------------- ------------------------- ------------------------
 Acquired Fund Fees and          0.01%                     0.02%
 Expenses
 ---------------------- ------------------------- ------------------------
 ---------------------- ------------------------- ------------------------
 Total Expenses                  1.12%                     0.87%
 ---------------------- ------------------------- ------------------------



III. ADDITIONAL REPRESENTATIONS

     By a supplement to the prospectuses for the Contracts and the Separate Accounts (substantially in the form attached as Exhibit B), each Insurance Company will notify all owners of the Contracts affected by the substitutions of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement will advise Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also will inform Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions.(44) The supplement will also advise Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

     The proposed substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis.

     In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the
Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of a Replacement Fund will be conducted as described in Section V of this Application.

     Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions. No fees will be charged on the transfers made at the time of the proposed substitutions because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

     In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitutions are completed, Contract owners will be sent a written notice (substantially in the form attached as Exhibit C) informing them that the substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitutions. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

     Each   Insurance   Company  also  is  seeking   approval  of  the  proposed
substitutions from any state insurance regulators whose approval may be necessary or appropriate.

     The Substitution Applicants agree that for those who were Contract owners on the date of the proposed substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund's net operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's net operating expenses taking into account fee waivers and expense reimbursements and sub-account expenses for fiscal year 2009, except with respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions.

     With respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.

     The Substitution Applicants further agree that, except with respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT
Portfolio/Pioneer Fund Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

IV.  REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

     The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitutions by the Insurance Companies of shares held by the Separate Accounts as described in
Section II.A.

A.   Applicable Law

     The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitutions.
Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

               It shall be unlawful for any depositor or trustee
               of a registered unit investment  trust holding the
               security of a single issuer to substitute   another
               security  for  such  security  unless  the Commission
               shall have approved such substitution.  The Commission
               shall issue an order approving such  substitution if
               the evidence establishes   that  it  is  consistent
               with the protection of investors and the purposes fairly intended by the policy and provision of this title.

     Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,(45) recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.(46)

     Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

              The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(47)

     The proposed substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the Act.(48) The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions.

     B.   Basis for an Order

     The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

     Except with respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions, the Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to the Existing Fund. In the case of the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT
Portfolio/Pioneer Fund Portfolio substitutions, for affected Contract owners, the Replacement Fund's net expenses will not, for the life of the Contracts, exceed the 2009 net expenses of the Existing Fund. In addition, except for the Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitution, Contract owners with balances invested in the Replacement Fund will have, taking into effect any applicable expense waivers, a lower expense ratio. However, the Substitution Applicants agree that, except with respect to the Delaware VIP
Small Cap Value  Series/Third  Avenue  Small Cap Value  Portfolio,  Fidelity VIP
Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Fidelity VIP Equity-Income Portfolio/Lord Abbett Growth and Income Portfolio, Fidelity VIP Growth Portfolio/T. Rowe Price Large Cap Growth Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio and Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions, the agreement not to increase the Separate Account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

     The Substitution Applicants submit that, in general, there is little likelihood that significant additional assets, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of shareholders to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

     In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that the Replacement Fund's sub-adviser will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser.

     In addition to the foregoing, the Substitution Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.(49) In every proposed substitution except for 8 substitutions where expense offsets will be applied to Contract owners at the separate account level, the current management fee and Rule 12b-1 fee of the Replacement Funds will be the same as, or lower than, those of the Existing Funds. Except for the Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitution, total operating expenses of the Replacement Funds will be lower than those of the Existing Funds.

     The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions. The proposed substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed substitutions.

     None of the proposed substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

     The proposed  substitutions  also are unlike the type of substitution which
Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered each Insurance Company's size, financial condition, relationship with MetLife, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed substitutions.

     C.   Request for an Order

     The Substitution  Applicants request an order of the Commission pursuant to
Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

     V.   REQUEST FOR AN ORDER UNDER SECTION 17(b)

     The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions.

     A.   Applicable Law

     Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

     Section 2(a)(3) of the Act defines the term "affiliated person of another person" in relevant part as:

          (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;... (E) if such other person is an investment company, any investment adviser thereof... .

     Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

     Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

     Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.

     In addition to the above, the Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds: Fidelity VIP Equity-Income Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason ClearBridge Variable Capital Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio, Pioneer Bond VCT Portfolio and Pioneer Fund VCT Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.

     Because the substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a). The Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Fund shares.(50)

     Section  17(b)  of  the  Act  provides  that  the   Commission   may,  upon
application,  grant an order exempting any transaction  from the prohibitions of
Section 17(a) if the evidence establishes that:

         (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

         (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

         (3) the proposed transaction is consistent with the general purposes of the Act.


     B.   Basis for a Section 17(b) Order

     The Section 17 Applicants submit that for all the reasons in Sections II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (1) MIST and of its Third Avenue Small Cap Value, RCM Technology, Met/Templeton Growth, MFS Research International, PIMCO Total Return, Lord Abbett Growth and Income and Pioneer Fund Portfolios; and (2) Met Series Fund and of its T. Rowe Price Large Cap Growth, Davis Venture Value, Western Asset Management Strategic Bond Opportunities and Van Eck Global Natural Resources Portfolios, as recited in the current registration statements and reports filed by each under the Act. Finally, the Section 17 Applicants submit that the proposed substitutions are consistent with the general purposes of the Act.

     1.   Reasonableness and Fairness and the Absence of Overreaching

     To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds' shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitutions. The fees and charges under the Contracts will not increase because of the substitutions. Even though the Separate Accounts, the Insurance Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

     When the Commission first proposed,(51) and then adopted,(52) Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing "conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction." The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

     In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

               The Commission is concerned that this practice -- left unregulated and in violation of Section 17(a) -- could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might "dump" undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

               Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule's purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(53)

     The boards of MIST and Met Series Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series' procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

     2.   Consistency With the Policy of Each Investment Company Concerned

     The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

     3.   Consistency With the General Purposes of the Act

     The proposed Insurance Company in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders; ...when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities...". For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed in-kind purchases.

     The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(54) In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors' ultimate investment in such shares.

     4.   Specific Representations and Request for an Order

     The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

     The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

     VI.  COMMUNICATIONS

     Please address all communications concerning this application and Notice and Order to:

                             Paul G. Cellupica, Esq.
                                  MetLife Group
                           1095 Avenue of the Americas
                                   40th Floor
                            New York, New York 10036

                                       and

                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                               1666 K Street, N.W.
                             Washington, D.C. 20006



     VII. AUTHORIZATIONS

     Under Connecticut law and the articles of incorporation and by-laws of MetLife of CT, its business affairs are conducted by its board of directors. Under Connecticut insurance law, the business and affairs of Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III and Separate Account CPPVUL 1 are conducted by MetLife of CT. Under Missouri law and the articles of incorporation and by-laws of MetLife Investors, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of VA Account One and VL Account One are conducted by MetLife Investors. Under New York law and the articles of incorporation and by-laws of First MetLife Investors, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of First VA Account One are conducted by First MetLife Investors. Under Delaware law and the articles of incorporation and by-laws of MetLife Investors USA, its business affairs are conducted by its board of directors. Under Delaware insurance law, the business and affairs of Separate Account A are conducted by MetLife Investors USA. Under New York law and the articles of incorporation and by-laws of MetLife, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Separate Account DCVL, Separate Account UL, Separate Account E, Separate Account F, Separate Account II, SE Separate Account 13S, SE Separate Account 20S and SE Separate Account 485 are conducted by MetLife. Under Missouri law and the articles of incorporation and by-laws of General American, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of GA Separate Account Two, GA Separate Account Seven, GA Separate Account Eleven, GA Separate Account Thirty-Three, GA Separate Account Fifty-Eight and GA Separate Account Fifty-Nine are conducted by General American. Under Massachusetts law and the articles of incorporation and by-laws of New England, its business affairs are conducted by its board of directors. Under Massachusetts law, the business and affairs of NE Separate Account, NE Separate Account Four and NE Separate Account Five are conducted by New England. Under Maryland law and the articles of incorporation and by-laws of Met Series Fund, its business affairs are conducted by its board of directors. Under Delaware law and the declaration of trust and by-laws of MIST, its business affairs are conducted by its board of trustees.

     In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA, MetLife, General American and New England for the Separate Accounts, the board of directors of Met Series Fund, and the board of trustees of MIST authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are attached as Exhibit A. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

     VIII. CONCLUSION

     For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the Act.

_____________________________

     (1) File Nos. 333-152194,  333-152199,  333-152232, 333-101778, 333-152235,
333-152237,   333-152239,   333-152240,   333-152265,   333-152256,  333-152258,
333-152259,   333-152261,   333-152262,   333-152269,   333-152267,  333-152268,
333-152264,     333-152197,     333-152189,     333-152190,    333-152191    and
333-152192/811-21262. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (2) File Nos. 333-156911, 333-156867. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (3)  File  Nos.  002-88637,  333-69771,  333-96515,  333-96519,  333-56952,
333-113109,  333-152217,  333-152219/811-03927.  Applicants, as authorized under
Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (4) File Nos. 333-71349,  333-94779,  333-105335 and  333-113533/811-09215.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (5)  File  Nos.  333-34741,  333-90405,  333-54358,  033-39100,  333-50540,
333-160939,   333-160936,   333-160940,   333-161103  and  333-161105/811-05200.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (6) File Nos. 333-17963 and 333-160848/811-07971. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (7) File Nos.  033-74174,  333-96775,  333-96773,  333-125613,  333-125617,
333-125618,   333-137969,   333-148873,   333-148874  and  333-148876/811-08306.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (8) File Nos. 333-125753,  333-125756,  333-125757, 333-137968, 333-148869,
333-148870 and  333-148872/811-03365.  Applicants,  as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (9) File Nos. 033-57320/811-06025. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (10)  File  Nos.  002-90380  and   333-160722/811-04001.   Applicants,   as
authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (11) File Nos. 333-138115, 333-138113, 333-161094 and 333-161093/811-08628.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (12) File Nos. 333-110185/811-08938. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (13) File Nos. 002-39272/811-02162. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations sent out in this Application.

     (14) File Nos. 333-53673,  333-64216,  333-83625,  and 333-73672/811-04901.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations sent out in this Application.

     (15) File  Nos.  002-82838,  033-10954,  033-19540,  033-52050,  033-64170,
033-66864,   033-88082,   333-103193,   333-2167,   333-46401,   333-89409   and
333-73676/811-03713. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (16) File Nos.  333-48456/811-10183 and 002-80751/811-03618,  respectively.
The Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (17) Delaware VIP Small Cap Value Portfolio is a series of Delaware VIP Trust, File Nos. 033-14363/811-05162. Fidelity VIP Equity-Income Portfolio and the Fidelity VIP Growth Portfolio are series of Fidelity Variable Insurance Products Fund, File Nos. 002-75010/811-03329. Janus Aspen Global Technology Portfolio is a series of Janus Aspen Series, File Nos. 033-63212/811-07736. Legg Mason ClearBridge Variable Capital Portfolio and Legg Mason Global Currents Variable International All Cap Opportunity Portfolio are series of Legg Mason Partners Variable Equity Trust, File Nos. 333-91278/811-21120. Legg Mason Partners Western Asset Variable Diversified Strategic Income Portfolio and Legg Mason Western Asset Variable Strategic Bond Portfolio are series of Legg Mason Partners Variable Income Trust, File Nos. 033-40603 and 811-06310. Pioneer Bond VCT Portfolio and Pioneer Fund VCT Portfolio are series of Pioneer Variable Contracts Trust, File Nos. 033-845/811-08786. Templeton Growth Securities Fund is a series of Franklin Templeton Variable Insurance Products Trust, File Nos. 033-23493/811-05583. Templeton Growth Fund, Inc. is a stand alone investment company, File Nos. 033-9981/811-04892. Van Eck VIP Global Hard Assets Fund is a series of Van Eck VIP Trust, File Nos. 033-13019/811-05083.

     (18) Market Risk. The Portfolio's share price can fall because of, among other things, a decline in the market as a whole, deterioration in the prospects for a particular industry or company, or changes in general economic conditions, such as prevailing interest rates and investor sentiment. Significant disruptions to the financial markets could adversely affect the liquidity and volatility of securities held by the Portfolio.

     (19) Market Capitalization Risk. Investing primarily in issuers in one market capitalization category (large, medium or small) carries the risk that due to current market conditions that category may be out of favor with investors. Larger, more established companies may be unable to respond quickly to new competitive challenges or attain the high growth rate of successful smaller companies. Stocks of smaller companies may be more volatile than those of larger companies due to, among other things, narrower product lines, more limited financial resources and fewer experienced managers. In addition, there is typically less publicly available information about small capitalization companies, and their stocks may have a more limited trading market than stocks of larger companies.

     (20) Credit and Counterparty Risk. The value of the Portfolio's investments may be adversely affected if a security's credit rating is downgraded; an issuer of an investment held by the Portfolio fails to pay an obligation on a timely basis, otherwise defaults or is perceived by other investors to be less creditworthy; or a counterparty to a derivatives or other transaction with the Portfolio files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Portfolio.

     (21) Foreign Investment Risk. Investments in foreign securities tend to be more volatile and less liquid than investments in U.S. securities because, among other things, they involve risks relating to political, social and economic developments abroad, as well as risks resulting from differences between the regulations and reporting standards and practices to which U.S. and foreign issuers are subject. To the extent foreign securities are denominated in foreign currencies, their values may be adversely affected by changes in currency exchange rates. All of the risks of investing in foreign securities are typically increased by investing in emerging market countries.

     (22) Forward Commitment, When-Issued and Delayed Delivery Securities Risk. Investments in forward commitments and when-issued and delayed delivery securities are subject to the risk that the value or yield of the securities the Series is obligated to purchase may decline below the agreed upon purchase price or expected yield before the securities are actually issued or delivered. These investments may create a form of investment leverage, which may increase the Series' volatility and may require the Series to liquidate portfolio securities when it may not be advantageous to do so.

     (23) Interest Rate Risk. The value of the Series' investments in fixed income securities may decline when prevailing interest rates rise or increase when interest rates go down. The longer a security's maturity or duration, the greater its value will change in response to changes in interest rates. The interest earned on the Series' investments in fixed income securities may decline when prevailing interest rates decline.

     (24) Liquidity Risk. Certain securities held by the Series may have a limited market and may be difficult (or impossible) to sell at a time and at a price that is advantageous to the Series. As a result, the Series may lose money on the sale of these securities or have to hold these securities longer than it would like and may forego other investment opportunities. In addition, these securities could impair the Series' ability to raise cash for redemptions or other purposes.

     (25) Investment Style Risk. Different investment styles such as growth or value tend to shift in and out of favor, depending on market and economic conditions as well as investor sentiment. The Portfolio may outperform or underperform other funds that employ a different investment style.

     (26) High Yield Debt Security Risk. High yield debt securities, or "junk" bonds, may be more susceptible to market risk and credit and counterparty risk than investment grade debt securities because issuers of high yield debt securities are less secure financially and their securities are more sensitive to downturns in the economy. In addition, the secondary market for high yield debt securities may not be as liquid as that for more highly rated debt securities.

     (27) Derivatives Risk. The Portfolio may invest in derivatives to obtain investment exposure, enhance return or "hedge" or protect its assets from an unfavorable shift in the value or rate of a reference instrument. Derivatives can significantly increase the Portfolio's exposure to market risk, credit and counterparty risk and other risks. Derivatives may be illiquid and difficult to value. Because of their complex nature, some derivatives may not perform as intended. As a result, the Portfolio may not realize the anticipated benefits from a derivative it holds or it may realize losses. Derivative transactions may create investment leverage, which may increase the Portfolio's volatility and may require the Portfolio to liquidate portfolio securities when it may not be advantageous to do so.

     (28) Investment Company and Exchange Traded Fund Risk. An investment in an investment company or exchange-traded fund, or ETF, involves substantially the same risks as investing directly in the underlying securities. An investment company or ETF may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Portfolio's performance. The Portfolio must pay its pro rata portion of an investment company's or ETF's fees and expenses. Shares of a closed-end investment company or ETF may trade at a premium or discount to the net asset value of its portfolio securities.

     (29) Convertible Securities Risk. Investments in convertible securities may be subject to market risk, credit and counterparty risk, interest rate risk and other risks associated with investments in equity and fixed income securities, depending on the price of the underlying security and the conversion price. In addition, a convertible security may be bought back by the issuer at a time and a price that is disadvantageous to the Portfolio.

     (30) Emerging Markets Risk. In addition to all of the risks of investing in foreign developed markets, emerging market securities involve risks attendant to less mature and stable governments and economies, lower trading volume, trading suspension, security price volatility, proceed repatriation restrictions, government confiscation, inflation, deflation, currency devaluation and adverse government regulations of industries or markets. As a result of these risks, the prices of emerging market securities tend to be more volatile than the securities of issuers located in developed markets.

     (31) Concentration Risk. Substantial investments in a particular market, industry, group of industries, country, region, group of countries, asset class or sector make the Portfolio's performance more susceptible to any single economic, market, political or regulatory occurrence affecting that particular market, industry, group of industries, country, region, group of countries, asset class or sector than a portfolio that invests more broadly.

     (32) Technology Sector Risk. Because the Portfolio concentrates its investments in companies which utilize innovative technologies, it is subject to risks particularly affecting those companies, such as the risks of short product cycles and rapid obsolescence of products and services, competition from new and existing companies, significant losses and/or limited earnings, security price volatility and limited operating histories.

     (33) IPO Risk. Stocks purchased in initial public offerings ("IPOs") have a tendency to fluctuate in value significantly shortly after the IPO relative to the price at which they were purchased. These fluctuations could impact the net asset value and return earned on the Portfolio's shares.

     (34) Financial Services Risk. Risks of investing in the financial services sector include: (i) Regulatory actions: financial services companies may suffer a setback if regulators change the rules under which they operate; (ii) Changes in interest rates: unstable interest rates, and/or rising interest rates, can have a disproportionate effect on the financial services sector; (iii) Undiversified loan portfolios: financial services companies whose securities the Portfolio purchases may themselves have concentrated loan portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that industry; (iv) Credit: financial services companies may have exposure to investments or agreements (e.g., sub-prime loans) which, under certain circumstances, may lead to losses; and (v) Competition: the financial services sector has become increasingly competitive.

     (35) Leveraging Risk. Derivatives and other transactions that give rise to leverage may cause the Portfolio's performance to be more volatile than if the Portfolio had not been leveraged. Leveraging also may require that the Portfolio liquidate portfolio securities when it may not be advantageous to do so to satisfy it obligations or to meet segregation requirements.

     (36) Mortgage-Backed and Asset-Backed Securities Risk. The value of investments in mortgage-backed and asset-backed securities are subject to interest rate risk and credit risk. These securities are also subject to the risk that issuers will prepay the principal more quickly or more slowly than expected, which could cause the Portfolio to invest the proceeds in less attractive investments or increase the volatility of their prices. To the extent mortgage-backed and asset-backed securities held by the Portfolio are backed by lower rated securities, such as sub-prime obligations, or are subordinated to other interests in the same mortgage or asset pool, the likelihood of the Portfolio receiving payments of principal or interest may be substantially limited.

     (37) Mortgage Dollar Roll Transactions Risk. Mortgage dollar roll transactions are subject to the risk that the value of the securities the Portfolio is obligated to purchase may decline below the agreed upon purchase price before the purchase is consummated. In addition, the Portfolio may incur higher expenses due to higher portfolio turnover. Mortgage dollar roll transactions may create a form of investment leverage, which may increase the Portfolio's volatility and may require the Portfolio to liquidate portfolio securities when it may not be advantageous to do so.

     (38) Credit Default Swap Risk. Credit default swaps may increase credit and counterparty risk (depending on whether the Portfolio is the buyer or seller of the swaps), and they may in some cases be illiquid. Credit default swaps also may be difficult to trade or value, especially in the event of market disruptions. Credit default swap transactions in which the Portfolio is the seller may require that the Portfolio liquidate portfolio securities when it may not be advantageous to do so in order to satisfy its obligations or to meet segregation requirements.

     (39) Short Sale Risk. A short sale involves the sale by the Portfolio of a security that it does not own with the expectation of purchasing the same security at a later date at a lower price. The Portfolio may also enter into a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased since the time the short sale was entered into, then the Portfolio will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.

     (40) Real Estate Investment Risk. Investments in real estate investment trusts and other real estate related securities may be adversely impacted by the performance of the real estate market generally or that of a particular sub-sector or geographic region.

     (41) Natural Resources Risk. The Fund may invest in natural resources, including, without limitation, energy (including gas and petroleum), precious metals (including gold) and forest and agricultural products. Natural resource prices can swing sharply in response to, among other things, cyclical economic conditions, political events or the monetary policies of various countries.

     (42) Non-diversification Risk. Because the Fund invests in a small number of issuers, its value will be affected to a greater extent by the performance of any one of those issuers or by any single economic, political, market or regulatory event affecting any one of those issuers than is a portfolio that invests in a larger number of issuers.

     (43) Pursuant to exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel. No. 22824 (1997) (order), Inv. Co. Release No. 23859 (1999)
(amended order) (the "Multi-Manager Order"), MetLife Advisers, LLC is authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

     (44) One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     (45) In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

     (46) See id.

     (47) S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

     (48) While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted
Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain
Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21,
1982) (emphasis added).

     (49) See, e.g., MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010)
(notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice);
MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22,
2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006)
(notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005)
(notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23,
2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004)
(notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004)
(notice); Metropolitan Life Insurance Company, et. al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (February 24, 2004)
(notice); Metropolitan Life Investors USA Insurance Company, et. al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et. al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (August 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).

     (50) The Signature no action letter cannot be used by the Replacement Funds with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash.

     (51) Inv. Co. Act Rel. No. 4604 (May 20, 1966).

     (52) Inv. Co. Act Rel. No. 4697 (September 8, 1966).

     (53) Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

     (54) See, e.g., MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010)
(notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice);
MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22,
2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et. al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16, 2008)(order), Inv. Co. Act Rel. No. 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006)(order), Inv. Co. Act Rel. No. 27278 (March 31, 2006)
(notice), MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005)
(notice); ING USA Annuity & Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004)
(notice); Metropolitan Life Insurance Company, et. al., Inv, Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368; The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (November 14, 2002) (order), Inv. Co. Act Rel. No. 25704 (October 23, 2002) (notice).

_


     MetLife Insurance Company of Connecticut has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 25th day of August, 2010.

                                   METLIFE INSURANCE COMPANY OF
                                   CONNECTICUT

                                   METLIFE OF CT SEPARATE ACCOUNT
                                   ELEVEN FOR VARIABLE ANNUITIES

                                   METLIFE OF CT SEPARATE ACCOUNT
                                   QPN FOR VARIABLE ANNUITIES

                                   METLIFE OF CT FUND UL FOR VARIABLE
                                   LIFE INSURANCE

                                   METLIFE OF CT FUND UL III
                                   FOR VARIABLE LIFE INSURANCE

                                   METLIFE OF CT SEPARATE ACCOUNT
                                   CPPVUL 1

                                   By: MetLife Insurance Company of Connecticut

                                   By: /s/ Paul L. LeClair
                                       ---------------------
                                           Paul L. LeClair
                                           Vice President and Actuary

MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 25th day of August, 2010.

                               METLIFE INVESTORS INSURANCE COMPANY

                               METLIFE INVESTORS VARIABLE ANNUITY
                               ACCOUNT ONE

                               METLIFE INVESTORS VARIABLE
                               LIFE ACCOUNT ONE

                               By:  MetLife Investors Insurance Company

                               By:  /s/ Paul L. LeClair
                                    -----------------------
                                        Paul L. LeClair
                                        Vice President

First MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the Commonwealth of Massachusetts on the 25th day of August, 2010.

                                    FIRST METLIFE INVESTORS INSURANCE COMPANY

                                    FIRST METLIFE INVESTORS VARIABLE
                                    ANNUITY ACCOUNT ONE

                                    By:  First MetLife Investors Insurance
                                         Company

                                    By:  /s/ Paul L. LeClair
                                         -----------------------
                                             Paul L. LeClair
                                              Vice President

MetLife Investors USA Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the Commonwealth of Massachusetts on the 25th day of August, 2010.


                                          METLIFE INVESTORS USA
                                          INSURANCE COMPANY

                                          METLIFE INVESTORS USA SEPARATE
                                          ACCOUNT A

                                          By:  MetLife Investors USA Insurance
                                               Company

                                          By:  /s/ Paul L. LeClair
                                               ----------------------
                                                   Paul L. LeClair
                                                   Vice President

Metropolitan Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 25th day of August, 2010.


                                      METROPOLITAN LIFE INSURANCE COMPANY

                                      METROPOLITAN LIFE SEPARATE ACCOUNT
                                      DCVL

                                      METROPOLITAN LIFE SEPARATE ACCOUNT UL

                                      METROPOLITAN LIFE SEPARATE ACCOUNT
                                      E

                                      METROPOLITAN LIFE SEPARATE ACCOUNT F

                                      METROPOLITAN LIFE VARIABLE ANNUITY
                                      SEPARATE ACCOUNT II

                                      SECURITY EQUITY SEPARATE ACCOUNT
                                      NO. 13S

                                      SECURITY EQUITY SEPARATE ACCOUNT
                                      NO. 20S

                                      SECURITY EQUITY SEPARATE ACCOUNT
                                      NO. 485


                                      By:  Metropolitan Life Insurance Company

                                      By:  /s/ Marie C. Swift
                                           ----------------------------
                                               Marie C. Swift, Esq.
                                               Associate General Counsel

General American Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 25th day of August, 2010.


                                   GENERAL AMERICAN LIFE INSURANCE COMPANY

                                   GENERAL AMERICAN SEPARATE ACCOUNT TWO

                                   GENERAL AMERICAN SEPARATE ACCOUNT
                                   SEVEN

                                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                                   GENERAL AMERICAN SEPARATE ACCOUNT
                                   THIRTY-THREE

                                   GENERAL AMERICAN SEPARATE ACCOUNT
                                   FIFTY-EIGHT

                                   GENERAL AMERICAN SEPARATE ACCOUNT
                                   FIFTY-NINE


                                   By: General American Life Insurance Company


                                   By:      /s/ James Reilly
                                            ---------------------
                                                James Reilly
                                                Vice President

New England Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 25th day of August, 2010.

                                     NEW ENGLAND LIFE INSURANCE COMPANY

                                     NEW ENGLAND VARIABLE LIFE
                                     SEPARATE ACCOUNT

                                     NEW ENGLAND VARIABLE LIFE
                                     SEPARATE ACCOUNT FOUR

                                     NEW ENGLAND VARIABLE LIFE
                                     SEPARATE ACCOUNT FIVE


                                     By:  New England Life Insurance
                                          Company

                                     By:  /s/ Alan C. Leland, Jr.
                                          ---------------------------
                                              Alan C. Leland, Jr.
                                              Senior Vice President

Met Investors Series Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 25th day of August, 2010.


                                          MET INVESTORS SERIES TRUST


                                          By: s/ Elizabeth M. Forget
                                              --------------------------
                                                 Elizabeth M. Forget
                                                 President

Metropolitan Series Fund, Inc. has authorized this Application to be duly signed on its behalf in the State of New York on the 25th day of August, 2010.


                                          METROPOLITAN SERIES FUND, INC.


                                          By:  /s/ Elizabeth M. Forget
                                               -------------------------------
                                                   Elizabeth M. Forget
                                                   President

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated August 25, 2010 for and on behalf of:

      MetLife Insurance Company of Connecticut
      MetLife of CT Separate Account Eleven for Variable Annuities MetLife of CT Separate Account QPN for Variable Annuities
      MetLife of CT Fund UL for Variable Life Insurance
      MetLife of CT Fund UL III for Variable Life Insurance
      MetLife of CT Separate Account CPPVUL 1;

that he is Vice President and Actuary of MetLife Insurance Company of Connecticut; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                            /s/ Paul L. LeClair
                                            ----------------------
                                                Paul L. LeClair
                                                Vice President and Actuary

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated August 25, 2010 for and on behalf of:

         MetLife Investors Insurance Company
         MetLife Investors Variable Annuity Account One
         MetLife Investors Variable Life Account One;


that he is Vice President of MetLife Investors Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                      /s/ Paul L. LeClair
                                      -------------------------
                                          Paul L. LeClair
                                          Vice President

                                  VERIFICATION

         The Undersigned states that he has duly executed the attached Application dated August 25, 2010 for and on behalf of:

         First MetLife Investors Insurance Company
         First MetLife Investors Variable Annuity Account One;

that he is Vice President of First MetLife Investors Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                         /s/ Paul L. LeClair
                                         ----------------------
                                             Paul L. LeClair
                                             Vice President

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated August 25, 2010 for and on behalf of:

         MetLife Investors USA Insurance Company
         MetLife Investors USA Separate Account A;


that he is Vice President of MetLife Investors USA Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                       /s/ Paul L. LeClair
                                       ----------------------
                                           Paul L. LeClair
                                           Vice President

                                  VERIFICATION

     The Undersigned states that she has duly executed the attached Application dated August 25, 2010 for and on behalf of:

         Metropolitan Life Insurance Company
         Metropolitan Life Separate Account DCVL
         Metropolitan Life Separate Account UL
         Metropolitan Life Separate Account E
         Metropolitan Life Separate Account F
         Metropolitan Life Variable Annuity Separate Account II
         Security Equity Separate Account No. 13S
         Security Equity Separate Account No. 20S
         Security Equity Separate Account No. 485;


that she is Associate General Counsel of Metropolitan Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.


                                            /s/ Marie C. Swift
                                            ----------------------
                                                Marie C. Swift, Esq.
                                                Associate General Counsel

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated August 25, 2010 for and on behalf of:

         General American Life Insurance Company
         General American Separate Account Two
         General American Separate Account Seven
         General American Separate Account Eleven
         General American Separate Account Thirty-Three
         General American Separate Account Fifty-Eight
         General American Separate Account Fifty-Nine;


that he is Vice President of General American Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                            /s/ James Reilly
                                            --------------------
                                                James Reilly
                                                Vice President

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated August 25, 2010 for and on behalf of:

         New England Life Insurance Company
         New England Variable Life Separate Account
         New England Variable Life Separate Account Four
         New England Variable Life Separate Account Five;


That he is Senior Vice President of New England Life Insurance Company, and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                       /s/ Alan C. Leland, Jr.
                                       ---------------------------
                                           Alan C. Leland, Jr.
                                           Senior Vice President

                                  VERIFICATION

     The Undersigned states that she has duly executed the attached Application dated August 25, 2010 for and on behalf of:


         Metropolitan Series Fund, Inc.
         Met Investors Series Trust;

that she is Chairman of the Board, President and Chief Executive Officer of Metropolitan Series Fund, Inc. and President and Trustee of Met Investors Series Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.


                                            /s/ Elizabeth M. Forget
                                            --------------------------
                                                Elizabeth M. Forget
                                                President